                                                                                                                                                                                                                                                                                             Exhibit 2

SHARE PURCHASE AGREEMENT

between

T-MOBILE AUSTRIA GMBH

and

T-MOBILE GLOBAL HOLDING NR.3 GMBH

and

WESTERN WIRELESS INTERNATIONAL AUSTRIA CORPORATION

Dated as of August 10, 2005

TABLE OF CONTENTS

Exhibits

Exhibit A Documents supplied to the Purchaser

Schedules

1.	Disclosure Schedule
2.	Completion Accounts
3.	Purchase Price Adjustment Target Amounts
4.	Company Reorganization Description
5.	Working Capital Line Items
6.	Share Transfer Agreements

Attachments

1.	Form of Vendor Guarantee
2.	Form of ALLTEL letter

SHARE PURCHASE AGREEMENT

Share Purchase Agreement, dated as of August 10, 2005, between T-Mobile Global Holding Nr.3 GmbH, a German company (the “First Purchaser”), T-Mobile Austria GmbH, an Austrian company (the "Second Purchaser") (the First Purchaser and the Second Purchaser are collectively referred to herein as the "Purchaser") and Western Wireless International Austria Corporation, a Delaware corporation (the “Seller”);

WHEREAS, the Seller owns all Gesch’ftsanteile, representing the entire issued and outstanding Stammkapital of EHG Einkaufs- und Handels GmbH, an Austrian limited liability company (“EHG”), which in turn owns a Gesch’ftsanteil which represents the entire issued and outstanding Stammkapital of tele.ring Telekom Service GmbH, an Austrian limited liability company (the “Company”) and a Gesch’ftsanteil which represents the entire issued and outstanding Stammkapital of TRA 3G Mobilfunk GmbH, an Austrian limited liability company (“TRA”) and a Gesch’ftsanteil which represents the entire issued and outstanding Stammkapital of EKOM 3G Mobilfunk GmbH (in liquidation), an Austrian limited liability company (“EKOM”);

WHEREAS, prior to the Closing Date, the Seller will, subject to Section 5.8 below, effect the Company Reorganization (as defined below) as a result of which the Seller will own all Gesch’ftsanteile, representing the entire issued and outstanding Stammkapital of the Company; and

WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, all Gesch’ftsanteile, representing the entire issued and outstanding Stammkapital of the Company in exchange for the consideration set forth herein, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, it is hereby agreed as follows:

ARTICLE 1
DEFINITIONS

“Acquisition Transaction” has the meaning set forth in Section 5.9.

“Actual ARPU” means the ARPU (in euros) of the Target Group for the last three complete calendar months prior to the Reference Date (or for September 2005, October 2005 and November 2005 if the Reference Date is on or after December 1, 2005), as set forth in the Statement delivered pursuant to Section 2.2(b) and subsequently confirmed or revised in the Statement prepared pursuant to Schedule 2.

“Actual Customer Number” means the number of Customers of the Target Group on the last day of the last complete calendar month prior to the Reference Date (or on 30 November 2005 if the Reference Date is on or after December 1, 2005), as set forth in the Statement delivered pursuant to Section 2.2(b) and subsequently confirmed or revised in the Statement prepared pursuant to Schedule 2.

“Adjusted Shortfall Percentage” has the meaning set forth in Section 2.1(c).

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified. The term “control” as used in the preceding sentence shall mean, with respect to any Person, (i) the right to exercise, directly or indirectly, 50% or more of the voting rights attributable to the shares or other equity of such Person or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

“Agreement” means this Share Purchase Agreement, including all Exhibits and Schedules hereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“ALLTEL” means ALLTEL Corporation, a company organised under Delaware law.

“ARPU” means, in relation to any period:

(a)  the Target Group's mobile service revenues from post-paid Customers for such period comprised of:

(i)  monthly fees, plus

(ii)  charges for airtime and data usage that are not included in the monthly fee, plus

(iii)  roaming charges generated by the Target Group's own Customers traveling in other markets (including any wholesale costs which are passed on to the foreign network), plus

(iv)  incoming revenues (i.e. termination revenues), plus

(v)  one time fees (but not activation fees), less

(vi)  free call credits and all sales reductions

divided by

(b)  the average number of Customers for such period (i.e. the number of Customers on the first day of such period plus the number of Customers on the last day of such period, divided by 2),

divided by

(c)  the number of months to which such period relates,

and for the avoidance of doubt, does not include activation fees nor visitor roaming revenues.

“ARPU Shortfall Percentage” has the meaning set forth in Section 2.1(c).

“ARPU Windfall Percentage” has the meaning set forth in Section 2.1(c).

“Austrian GAAP” means the accounting rules and principles in effect in Austria from time to time under the Austrian Commercial Code (HGB).

“Business Day” means any day except a Saturday, a Sunday or a legal holiday in the City of Vienna, Austria or the City of New York, New York, United States.

"Capital Expenditure Budget" means the capital expenditure budget of the Target Group for the year ending December 31, 2005, which is attached as Section 3.28 of the Disclosure Schedule.

“Claim Amount” has the meaning set forth in Section 6.2(a).

“Closing” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 2.2(a).

“Closing Date Payment” has the meaning set forth in Section 2.1(g).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Communications Applications” has the meaning set forth in Section 5.4(b)(ii).

“Company” has the meaning set forth in the first recital of this Agreement.

“Company Benefit Plan” has the meaning set forth in Section 3.18(a).

“Company Consents” has the meaning set forth in Section 3.4.

“Company Licenses” has the meaning set forth in Section 3.21(d).

“Company Material Contracts” has the meaning set forth in Section 3.12(a).

“Company Permits” has the meaning set forth in Section 3.20(b).

“Company Reorganization” has the meaning set forth in Section 5.8(a).

“Company Shares” has the meaning set forth in Section 3.6.

"Competition Laws" has the meaning set forth in Section 3.25.

“Completion Accounts” means the profit and loss account of the Company for the period starting on the day after the Last Accounting Date and ending on the Closing Date, and the balance sheet of the Company as at the Closing Date and all attached notes, to be prepared in accordance with Schedule 2.

“Conditions Precedent” means each of the conditions to Closing set forth in Article 6 of this Agreement.

“Confidential Information” means all information which is used in or otherwise relates to any Target Company's business, customers or financial or other affairs including, without limitation, information relating to:

(a)  the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or

(b)  future projects, business development or planning, commercial relationships and negotiations,

but does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by the Seller or its Affiliates or representatives, (ii) is or was lawfully obtained by the Seller from a third party that, to the Seller's knowledge, has no obligation to maintain the information confidential, (iii) is lawfully obtained by the Seller after the Closing Date, (iv) is independently developed by the Seller without use of any non-public information, (v) is required to be disclosed pursuant to a Law, a rule or regulation of any Governmental Entity, or (vi) is generally known or used by the Seller or its Affiliates in its other businesses and not related specifically to the Target Companies.

“Confidentiality Agreement” has the meaning set forth in Section 5.2.

“Contract” means any agreement, arrangement or understanding, written or oral.

“covenants”, when referring to covenants in this Agreement, includes, for the avoidance of doubt, the Covenants.

“Covenant” means a covenant, agreement or obligation set forth in Section 5.1 of this Agreement.

"Current Tax Audit" means the audit (Steuerprüfung) currently being conducted by the Tax Audit Authority with respect to the corporate income tax position of the Company and EHG with respect to the years 1999 through 2002 (inclusive).

“Customer” means a post-paid subscriber to the services of the Target Group (i) with an activated SIM-card that is subject to a valid contract and (ii) whose payment obligations under such contract are not more than 16 working days overdue. The definition of “Customer” excludes subscribers under employee plans, demonstration and test phones, and subscribers on service plans which have a monthly total charge of EUR 5 or less. For the avoidance of doubt, the issuance of any additional SIM-card(s) to any existing customer(s), used with the same phone number(s), shall not mean that the recipient(s) of such additional SIM-card(s) is or are considered as an additional customer or customers in respect of each SIM-card so received.

“Customer Number Shortfall Percentage” has the meaning set forth in Section 2.1(c).

“Customer Number Windfall Percentage” has the meaning set forth in Section 2.1(c).

“Data Room Documents” has the meaning set forth in Section 5.12.

“director” or “officer”, when applied to an Austrian company, means Aufsichtsratsmitglied(er) or Gesch’ftsführer respectively.

“Disclosure Schedule” has the meaning set forth in the introductory paragraph of Article 3.

“EHG” has the meaning set forth in the first recital of this Agreement.

“EHG Shares” has the meaning set forth in Section 3.6(c).

“EKOM” means EKOM 3G Mobilfunk GmbH (in liquidation), an Austrian limited liability company.

“EKOM Shares” has the meaning set forth in Section 3.6(g).

“Employees” has the meaning set forth in Section 3.17(a).

“Environmental Law” has the meaning set forth in Section 3.22(a).

“Event” means an event, act, transaction or omission, including, without limitation, a receipt or accrual of income or gains, distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance.

"Exhibited Documents" means the documents supplied to the Purchaser by the Seller and appended hereto as Exhibit A.

“Financial Statements” has the meaning set forth in Section 3.8(a).

“First Share Transfer Agreement” means an Austrian notarial deed of transfer in conformity with the Share Transfer Agreement attached hereto as Part A of Schedule 6.

“First Transfer” has the meaning set forth in Section 2.1(a).

“Governing Documents” means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of an Austrian limited liability company (GmbH) would include its Gesellschaftsvertrag, any Gesch’ftsordnung für den Aufsichtsrat, and any Gesch’ftsordnung für die Gesch’ftsführung.

“Governmental Entity” means any branch of any federal, state or local government, and any regulatory agency, bureau, commission, court, department, body, entity, authority or other instrumentality thereof.

"Income Tax" means Einkommensteuer according to the Austrian Income Tax Act (Einkommensteuergesetz) and Körperschaftsteuer according to the Austrian Corporate Income Tax Act (Körperschaftssteuergesetz) (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto).

“Indebtedness” of any Person shall mean all obligations of such Person (whether for principal, interest, premiums, prepayment fees, penalties or otherwise) (i) for or in respect of borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for or in respect of the deferred purchase price of goods or services, (iv) under or arising from leases which are required to be capitalized in accordance with Austrian GAAP or (v) in the nature of guarantees of any of the obligations described in clauses (i) through (iv) above of any other Person.

"Indemnified Party" means (i) the Seller Indemnified Party with respect to any claims against the Purchaser pursuant to Article 8; and (ii) the Purchaser Indemnified Party with respect to any claims against the Seller pursuant to Article 8.

"Indemnifying Party" means (i) the Seller with respect to any claims against the Seller pursuant to Article 8; and (ii) the Purchaser with respect to any claims against the Purchaser pursuant to Article 8.

"Intellectual Property" means:

(a)  patents, trade marks, service marks, registered designs, applications and rights to apply for any of those rights, trade, business and company names, internet domain names and e-mail addresses, unregistered trade marks and service marks, copyrights, database rights, rights in software, knowhow, rights in designs and inventions;

(b)  rights under licences, consents, orders, statutes or otherwise in relation to a right in paragraph (a);

(c)  rights of the same or similar effect or nature as or to those in paragraphs (a) and (b) which now or in the future may subsist; and

(d)  the right to sue for past infringements of any of the foregoing rights.

"Intellectual Property Rights" has the meaning set forth in Section 3.15(a).

“Intercompany Indebtedness” means all outstanding Indebtedness owed by any Target Company to the Seller or any Affiliates of the Seller (excluding any Target Company).

"June Management Accounts" has the meaning set forth in Section 3.8(b).

"Last Accounting Date" means December 31, 2004.

“Law” means applicable common law and any statute, ordinance, code or other law, rule, permit, permit condition, regulation, order, judgment, injunction, arbitration award, agency requirement, decree, technical or other standard, requirement or procedure enacted, adopted, promulgated, applied or followed by any Governmental Entity.

"Leases" has the meaning set forth in Section 3.16(c).

“License Consents” has the meaning set forth in Section 5.4(b)(ii).

“Lien” means any lien, claim, mortgage, encumbrance, pledge, security interest, equity, charge or third party right or interest of any kind.

"Loss" has the meaning set forth in Section 8.3.

"material" means, with respect to Articles 3 and 4, anything that a reasonable person would consider material in the context of the specific provision of this Agreement, and where such thing concerns a matter which can be measured in euros, anything (i) relating to, (ii) actually, contingently or potentially creating a liability for, or (iii) causing a Loss in, an amount exceeding EUR 500,000 (or such lower amount as is set forth in the provision concerned), provided that this definition shall not apply to the definition of Material Adverse Effect or Sections, 6.2(b), 6.3(b), 7.1(b), 7.1(d) and 7.1(e) and for the avoidance of doubt Section 5.4.

“Material Adverse Effect” means, with respect to any Target Company or the Purchaser, as the case may be, such state of facts, event, change, effect or development that has had a material adverse effect on the assets, business operations or financial condition of the Target Group, taken as a whole, or of the Purchaser and its Subsidiaries, taken as a whole, as the case may be, but shall not include facts, events, changes, effects or developments (i) (A) generally affecting the wireless voice and data or wireline industries in Austria or the European Union, including regulatory and political developments, and including the state act on taxes for not sharing wireless towers enacted by the government of Lower Austria (Niederösterreich) and any similar enactment by any Governmental Entity, (B) generally affecting the economy or financial markets in Austria or the European Union, or (C) in national or international political or social conditions including the occurrence of any military or terrorist attack upon or within Austria or the European Union, or (ii) resulting from the announcement or the existence of this Agreement and the Transactions.

"Maximum Cash Extraction Amount" has the meaning set forth in Section 5.13.

“Merger Authority Consents” has the meaning set forth in Section 5.4(b)(i).

“Microwave Licenses” has the meaning set forth in Section 3.21(d).

“National Company Licenses” has the meaning set forth in Section 3.21(a).

"NOL Adjustment Amount" has the meaning set forth in.Section 2.1(d)(ii).

“Order” means any order, writ, injunction, decree, judgment, award, determination or written direction of any arbitrator or Governmental Entity.

“Permitted Liens” means (1) Liens for current taxes not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established, (2) Liens imposed by Law and incurred in the ordinary course of business for obligations not past due, (3) workers’, mechanics’, materialmen’s, repairmen’s, suppliers’, carriers’ or similar Liens arising in the ordinary course of business with respect to obligations that are not delinquent or that are being contested in good faith by appropriate proceedings, (4) covenants, zoning restrictions, easements, licenses, or other restrictions on the use of real property or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use of such real property, leases or leasehold estates, (5) any Liens which do not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of any Target Company, (6) Liens securing debt or other obligations or liabilities of a Target Company that are either (i) disclosed by the Seller pursuant to this Agreement or (ii) are thereafter provided, granted, incurred or suffered to exist by them in connection with any amendment, modification, waiver, restructuring or refinancing of any such debt, obligations or liabilities in conformity with this Agreement and with the consent of the Purchaser, (7) Liens securing the performance of bids, tenders, leases, Contracts, statutory obligations, surety, customs and appeal bonds and other obligations of like nature, incurred in the ordinary course of business, and (8) extensions, renewals and replacements of Liens referred to in the foregoing clauses (1) through (7).

“Person” means any individual or entity, including any corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or Governmental Entity.

“Policies” has the meaning set forth in Section 3.14(a).

“Pre-Adjustment Purchase Price” has the meaning set forth in Section 2.1(a).

“Pre-Closing Period” has the meaning set forth in Section 5.12(c)(i).

“Property” has the meaning set forth in Section 3.16(b).

“Purchase Price” has the meaning set forth in Section 2.1(a).

“Purchaser” has the meaning set forth in the preamble.

"Purchaser Indemnified Party" has the meaning set forth in Section 8.3.

“Purchaser's Accountants” means PricewaterhouseCoopers (being a different team from the Sellers' Accountants) or such other accountancy firm of international repute as may be appointed by the Purchaser.

“RAN Sites” has the meaning set forth in Section 3.30(c).

“Reference Date” means the later of (1) the date on which the last of the Conditions Precedent (other than those that by their nature are to be satisfied at Closing) is satisfied or waived and (2) the date falling 5 Business Days before October 12, 2005 (or if October 12, 2005 is not a Business Day, the next following Business Day).

“Relevant Breach” has the meaning set forth in Section 8.3.

“Representatives” has the meaning set forth in Section 5.2.

“RTR-GmbH” has the meaning set forth in Section 3.21(a).

“SAR Plan” means the tele.ring Telekom Service GmbH Stock Appreciation Plan, a copy of which is set forth in the Exhibited Documents.

“Second Share Transfer Agreement” means an Austrian notarial deed of transfer in conformity with the Share Transfer Agreement attached hereto as Part B of Schedule 6.

“Second Transfer” has the meaning set forth in Section 2.1(a).

“Seller” has the meaning set forth in the preamble.

"Seller Indemnified Party" has the meaning set forth in Section 8.3.

"Seller's Accountants" means PricewaterhouseCoopers (being a different team from the Purchaser's Accountants) or such other accountancy firm of international repute as may be appointed by the Seller.

“Seller's Lawyers” means Friedman Kaplan Seiler & Adelman LLP of 1633 Broadway, 46th Floor, New York, New York 10019.

“Share Transfer Agreements” means the First Share Transfer Agreement and the Second Share Transfer Agreement.

“Shortfall Percentage” has the meaning set forth in Section 2.1(c).

“Statement” has the meaning set forth in Section 2.2(b) and Schedule 2 (and shall be construed in accordance with the definition set forth in such Section or Schedule as that in which it is used).

“Step Plan” has the meaning set forth in Section 5.8.

“Subsidiary” means, as to any Person, a corporation or other entity whose shares of capital stock or other ownership interests having or controlling (either alone or pursuant to an agreement with other shareholders) (a) a majority of the voting rights or (b) a right (other than shares of capital stock or other ownership interests having such power only by reason of the occurrence of a contingency) to elect a majority of the directors of or other Persons performing similar functions for such corporation or entity, are owned, directly or indirectly, by such Person.

“Target Company” means any of the Company, TRA and EKOM and (prior to the Company Reorganization) EHG, and "Target Group" means all of them.

“Target ARPU” means (in euros) the number set forth in column 2 of Part A of Schedule 3 and intersecting row in the same table which corresponds to the date for which the Actual ARPU has been calculated.

“Target Customer Number” means the number of Customers set forth in column 3 of Part A of Schedule 3 and intersecting row in the same table which corresponds to the date for which the Actual Customer Number has been calculated.

“Target Working Capital” means the target working capital amount (in euros) of the Company set forth in column 4 of Part A of Schedule 3 and intersecting row in the same table which corresponds to the last complete calendar month prior to the Reference Date (or, if the Reference Date is the last day of a calendar month, corresponds to that month).

“Tax Audit Authority” means the department of the competent tax office (Vienna 1st and 23rd district) of the Company and EHG conducting a tax audit of the Company and EHG.

“Tax Authority” has the meaning set forth in Section 3.23(f).

“Tax Return” has the meaning set forth in Section 3.23(f).

“Taxes” has the meaning set forth in Section 3.23(f).

“Termination Date” has the meaning set forth in Section 5.1.

“Third Party Claim” has the meaning set forth in Section 8.1(h).

"3G License" means the 3G license described in Section 3.9(c) of the Disclosure Schedule, issued under the Austrian Telecommunications Act.

“TKK” has the meaning set forth in Section 3.21(a).

“TRA” has the meaning set forth in the first recital of this Agreement.

“TRA Shares” has the meaning set forth in Section 3.6(e).

“Transactions” means the transactions contemplated by this Agreement.

“United States” or “U.S.” means the United States of America.

"Vendor Group Loan" means the Revolving Loan Facility Offer, dated February 14, 2005, between the Company and the Seller and any other Indebtedness owed (including interest) by any member of the Target Group to the Seller or its Affiliates (other than any member of the Target Group) pursuant to intercompany advance accounts.

“Vendor Guarantee” means the guarantee in the form set forth in Attachment 1 to be executed and delivered by the Vendor Guarantor at Closing.

"Vendor Guarantor" means Western Wireless LLC, a limited liability company organised under the laws of Washington.

"Warranty" has the meaning set forth in Article 3.

"Warranty Claim" means a claim by the Purchaser in relation to a Warranty.

“Windfall Percentage” has the meaning set forth in Section 2.1(c).

"Working Capital" means the working capital of the Target Group (determined in accordance with Austrian GAAP and the specific balance sheet items which are set out in Schedule 5) comprising:

(a)  current assets comprised of the following but excluding cash and cash equivalents:

(i)  trade accounts receivable less allowances for doubtful accounts;

(ii)  inventory;

(iii)  other receivables;

(iv)  related party receivables; and

(v)  prepaid and other current assets,

(b)  less current liabilities, comprised of:

(i)  accounts payable;

(ii)  construction accounts payable;

(iii)  other current liabilities and accrued expenses;

(iv)  accrued SAR Plan liabilities; and

(v)  customer deposits and unearned revenue.

ARTICLE 2
PURCHASE AND SALE

Section 2.1	Purchase and Sale

(a)  Subject to the terms and conditions of this Agreement (including in particular, but not limited to, Sections 5.8(a) and 5.8(b)):

(i)  the Seller agrees to sell to the First Purchaser, and the First Purchaser agrees to purchase from the Seller, 0.001% of the Company Shares (the "First Transfer"); and

(ii)  the Seller agrees to sell to the Second Purchaser, and the Second Purchaser agrees to purchase from the Seller, 99.999% of the Company Shares (the "Second Transfer"),

together representing 100% of the share capital of the Company, free of all Liens (other than those restrictions on transfer of the Company Shares under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) for an aggregate purchase price of EUR 1,300,000,000 (the "Pre-Adjustment Purchase Price") subject to the adjustments set forth in Sections 2.1(c), (d) and (e) below (such adjusted amount being the "Purchase Price"), provided always that the total Purchase Price shall not exceed EUR 1,300,000,000.

(b)  Within 1 Business Day of production of the documents referred to in Section 2.2(b), the Seller shall deliver to the Purchaser a Statement of the amounts referred to in Section 2.1(c) in accordance with Section 2.2(b). Subject to Section 2.1(g), the Closing Date Payment set forth on the Statement shall be the amount payable at Closing.

(c)  The following definitions shall apply in this clause and in this Agreement generally:

“ARPU Shortfall Percentage” means

95% of Target ARPU - Actual ARPU	X 100.
95% of Target ARPU

                “ARPU Windfall Percentage” means
Actual ARPU - 105% of Target ARPU	X 100.
105% of Target ARPU

“Customer Number Shortfall Percentage” means

95% of Target Customer Number - Actual Customer Number	X 100.
95% of Target Customer Number

“Customer Number Windfall Percentage” means

Actual Customer Number - 105% of Target Customer Number	X 100.
105% of Target Customer Number

“Shortfall Percentage” means the sum of any Customer Number Shortfall Percentage (if greater than zero) and any ARPU Shortfall Percentage (if greater than zero).

“Windfall Percentage” means the sum of any Customer Number Windfall Percentage (if greater than zero) and any ARPU Windfall Percentage (if greater than zero).

If:

(i)  the Actual Customer Number is 5% or more lower than the Target Customer Number; and/or

(ii)  the Actual ARPU is 5% or more lower than the Target ARPU,

then the Pre-Adjustment Purchase Price shall be reduced by a percentage equal to 81.1% of the Shortfall Percentage, provided always that:

(A)  if the Actual Customer Number is 5% or more greater than the Target Customer Number; and/or

(B)  if the Actual ARPU is 5% or more greater than the Target ARPU,

then the Shortfall Percentage shall be reduced by the amount of the Windfall Percentage (the "Adjusted Shortfall Percentage") (and accordingly, if the Adjusted Shortfall Percentage is a positive number, the Pre-Adjustment Purchase Price shall be reduced by a percentage equal to 81.1% of the Adjusted Shortfall Percentage).

It is agreed that:

(i)  should the Windfall Percentage exceed the Shortfall Percentage, there shall be no adjustment to the Pre-Adjustment Purchase Price pursuant to this Section 2.1(c), nor any set-off to any reduction of the Pre-Adjustment Purchase Price pursuant to Section 2.1(d);

(ii)  should there be no reduction of the Pre-Adjustment Purchase Price pursuant to Section 2.1(g), then the Closing Date Payment shall be EUR 1,300,000,000; and

(iii)  examples of the application of this Section 2.1(c) are set forth in Part B of Schedule 3.

(d)  Subsequent to the Closing, the Purchase Price shall be further reduced by:

(i)  any amount by which the sum of (1) the Working Capital of the Target Group; and (2) any cash or cash equivalent balance, in both cases as shown in the balance sheet constituting part of the Completion Accounts, is less than the Target Working Capital; and

(ii)  if the Current Tax Audit has not been completed by the Tax Audit Authority prior to the Closing Date, an amount equal to 15% of the amount of a shortfall below EUR 800,000,000 in the amount of the tax losses and tax loss carryforwards (Verlustvortrag) available to the Company with respect to the period from its formation until December 31, 2002, based solely on the audit report (Betriebsprüfungsbericht) of the Tax Audit Authority issued in connection with the completion of the Current Tax Audit, (such 15% of any such shortfall being the "NOL Adjustment Amount").

(e)  Finally, subject to Section 7.1(f)(ii), if the Statement shows that, on the basis of the definitive Actual ARPU and Actual Customer Number, the application of Section 2.1(c) would have resulted in a Closing Date Payment that would have been higher or lower than the Closing Date Payment that was actually made on the Closing Date, the Pre-Adjustment Purchase Price shall be adjusted accordingly.

(f)  The provisions of Schedule 2 shall apply in respect of the preparation of the Completion Accounts and the agreement or determination of the adjustment to the Purchase Price (in relation to both Section 2.1(d)(i) and Section 2.1(e)).

(g)  At Closing, subject to Section 7.1(f)(ii), the Purchaser shall pay to the Seller an amount (the "Closing Date Payment") equal to:

(i)  the Pre-Adjustment Purchase Price; less

(ii)	the sum of (A) the amount (if any) whereby the Pre-Adjustment

Purchase Price is reduced pursuant to Section 2.1(c) and (B) if the Current Tax Audit has been completed by the Tax Audit Authority prior to the Closing Date, the NOL Adjustment Amount, if applicable.

(h)  If the Purchase Price (as determined in accordance with the above) is reduced after the Closing Date:

(i)	pursuant to Section 2.1(e); or

(ii)	pursuant to Section 2.1(d)(ii) upon completion of the Current Tax

Audit in circumstances where the Current Tax Audit was not completed by the Tax Audit Authority prior to the Closing Date, but the Seller has waived the Condition Precedent set forth in Section 6.3(e) and Closing occurred, then the Seller shall pay to the Purchaser:

(A)	an amount equal to the relevant reduction; and

(B)
in the case of any reduction pursuant to Section 2.1(e), interest on that amount at 5 per cent. per annum (accrued daily and compounded monthly) for the period from the Closing Date to the date of payment.

(i)  If the Purchase Price (as determined in accordance with the above) is increased after the Closing Date pursuant to Section 2.1(e) or Section 2.1(k), then the Purchaser shall pay to the Seller:

(i)  an amount equal to the increase; and

(ii)  interest on that amount at 5 per cent. per annum (accrued daily and compounded monthly) for the period from the Closing Date to the date of payment.

(j)  Payments under Section 2.1(h) or Section 2.1(i) (as the case may be) shall be made within seven days starting on the day after (as the case may be) (i) agreement or determination of the Completion Accounts and the adjusted Purchase Price in accordance with Schedule 2 or (ii) completion of the Current Tax Audit by the Tax Audit Authority (or, if applicable, the audit procedure set forth in Section 2.1(k)), by wire transfer of immediately available funds pursuant to the Purchaser’s or the Seller's (as the case may be) written instructions delivered at least 2 Business Days before the date of payment.

(k)  In the event that the Current Tax Audit is completed by the Tax Audit Authority, but either the Seller (before or after Closing) or (subject to the last sentence of this Section 2.1(k)) the Purchaser (after Closing) wishes to challenge any element of the assessment issued by the Tax Audit Authority, then the Purchase Price (and the Closing Date Payment, if applicable) shall nevertheless be determined solely on the basis of the audit report (Betriebsprüfungsbericht) as issued by the Tax Audit Authority, but if the outcome of the challenge is such that the Purchase Price (and the Closing Date Payment, if applicable) would have been higher if the assessment had reflected such outcome from the beginning, Section 2.1(i) shall apply mutatis mutandis to the amount of the difference, provided that any challenge by the Purchaser shall not affect the effect of Section 2.1(l). For the avoidance of doubt: (1) if prior to Closing the Purchaser wishes to challenge any element of the assessment issued by the Tax Audit Authority, such challenge shall be pursued, but if Closing does not subsequently occur there shall be no obligation on any party to pursue such challenge; and (2) the Seller shall not have any liability to the Purchaser, and there shall be no adjustment to the Purchase Price, if as a result of any challenge the Purchase Price would have been reduced if the assessment had reflected such outcome from the beginning.

(l)  For the avoidance of doubt: (1) the only adjustment to the Purchase Price by reason of the NOL Adjustment Amount shall be pursuant to Section 2.1(d)(ii), Section 2.1(g)(ii) and Section 2.1(k); and (2) there shall be no Purchase Price adjustment by reason of the NOL Adjustment Amount to the extent such adjustment is attributable to any actions taken or failure to act by the Purchaser or its Affiliates prior to, on or after the Closing Date, or from the Company Reorganization; and (3) completion of the Current Tax Audit and compliance with the provisions of this Section 2.1 shall end all obligations of the Seller for the NOL Adjustment Amount.

Section 2.2	Closing

(a)  Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Company Shares (the “Closing”) shall take place at the offices of Freshfields Bruckhaus Deringer, Seilergasse 16, 1010 Vienna, starting at 10:00 a.m. local time five Business Days after the Reference Date, provided always that if the fifth Business Day after the Reference Date falls within the first ten days of a month and before December 31, 2005, then Closing shall take place on the later of the fifth Business Day falling after the Reference Date and the first Business Day falling after the eleventh day of that month, or at such other time and place as the parties may agree (the “Closing Date”).

(b)  In order to facilitate and in preparation for the process envisaged by Section 2.2(a) above, the Seller shall procure that by the tenth day of each month prior to Closing (excluding August 2005, September 2005 and any month after December 2005) there shall be produced (in any event) and delivered to the Purchaser in accordance with Section 2.1(b) (if Closing is to take place in or in relation to the figures for that month) a statement setting forth (i) a calculation of the Actual ARPU for the last three complete calendar months (save where such number will, in accordance with the definition of Actual ARPU, not have changed since the previous month); (ii) a calculation of the Actual Customer Number on the last day of the last complete calendar month (save where such number will, in accordance with the definition of Actual Customer Number, not have changed since the previous month); (iii) the Shortfall Percentage (if any) and Windfall Percentage (if any) and Adjusted Shortfall Percentage (if appropriate); (iv) the Closing Date Payment (the items referred to in clauses (i) through (iv) being referred to as the "Statement"); (v) evidence to justify the calculations in the Statement; and (vi) a certificate from an officer of the Company or the Seller, confirming that in his good faith judgment the calculations of the items constituting the Statement have been correctly made.

Section 2.3	Transfer of Shares

Subject to the terms of this Agreement, at the Closing, the Seller shall assign the Company Shares to the Purchaser, and the Purchaser shall accept such assignment by the execution by the Seller and the First Purchaser of the First Share Transfer Agreement and the execution by the Seller and the Second Purchaser of the Second Share Transfer Agreement against payment of the Closing Date Payment on account of the Purchase Price by wire transfer of immediately available funds pursuant to the Seller's written instructions delivered at least 2 Business Days in advance.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

(a)  The Seller acknowledges that the Purchaser is entering into this Agreement in reliance on the Warranties which have also been given as representations and with the intention of inducing the Purchaser to enter into this Agreement.

(b)  Except as disclosed in the corresponding section of the Disclosure Schedule delivered by the Seller to the Purchaser prior to the execution of this Agreement (the “Disclosure Schedule”) (it being agreed that (1) disclosure of any item in any section of the Disclosure Schedule shall be deemed disclosure with respect to any other section of this Article 3 to which the relevance of such item is reasonably apparent from the face of such disclosure and (2) all matters not reasonably apparent from the Disclosure Schedule are deemed not to be disclosed), the Seller represents and warrants to the Purchaser that each statement set forth in this Article 3 (each a "Warranty") is true, accurate and not misleading at the date of this Agreement. Immediately before Closing, the Seller is deemed to warrant to the Purchaser that the Warranties are true, accurate and not misleading by reference to the facts and circumstances as at Closing (except for changes specifically permitted by the terms of this Agreement, including the consummation of the Company Reorganization, which will result in EHG ceasing to exist), save that where there is an express reference in a Warranty to the "date of this Agreement" or "the date hereof" or words of similar import, that reference is to be construed only as a reference to the date hereof and not as a reference to the Closing Date.

Section 3.1	Organization and Good Standing

Each Target Company and the Seller is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization.

Section 3.2	Power and Authority

Each Target Company and the Seller has all requisite power and authority to own its properties and to carry on its business as now being conducted and as proposed to be conducted. The Seller has all requisite power and authority and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and each document to be executed at or before Closing in connection with this Agreement and the Seller has the requisite power and authority to sell, transfer and deliver the Company Shares in accordance with the terms of this Agreement.

Section 3.3	Authorization, Execution and Enforceability

The execution, delivery and performance by the Seller of this Agreement, and the sale and transfer of the Company Shares, have been duly authorized by all necessary action on the part of the Seller. Assuming this Agreement constitutes a legal, valid and binding agreement of the Purchaser, this Agreement is a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

Section 3.4	Consents

Except as set forth in Section 3.4 of the Disclosure Schedule (the “Company Consents”):

(a)  no material consent of, material notice to, or material filing with any Governmental Entity or any other Person is required to be made or obtained by the Seller or any Target Company in connection with the execution, delivery and performance of this Agreement or the Transactions; and

(b)  no consent of, notice to, or filing with any Governmental Entity or any other Person is required to be made or obtained by the Seller or any Target Company as a condition to the legality, validity or enforceability of this Agreement, or the sale or transfer of the Company Shares.

Section 3.5	No Conflicts

Except as set forth in Section 3.5 of the Disclosure Schedule, the execution and delivery by the Seller of this Agreement does not, and the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, cancellation or acceleration of any obligation or to the loss of a material benefit (and for the purpose of determining loss of a material benefit such shall be measured in the aggregate in respect of claims of the same or a similar nature and shall only be deemed a loss of a material benefit if the aggregated value thereof shall equal or exceed EUR 2,000,000) under any loan or other instrument of Indebtedness, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, Company Material Contract, material permit, material concession, material franchise, material right or material license binding upon the Seller or any Target Company or under any material lease, material agreement, material Contract or material instrument binding upon the Seller, or result in the creation of any Lien (other than those restrictions on transfer and other restrictions under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) upon the Company Shares or any of the properties or assets of the Seller or any Target Company, (ii) conflict with or result in any violation of any provision of any Governing Document of the Seller, the Company or any Target Company, (iii) conflict with or violate any material Laws applicable to the Seller, any Target Company or any of their respective properties or assets or (iv) result in any Target Company losing the material benefit (and for the purpose of determining loss of a material benefit such shall be measured in the aggregate in respect of claims of the same or a similar nature and shall only be deemed a loss of a material benefit if the aggregated value thereof shall equal or exceed EUR 2,000,000) of any material asset, grant, subsidy, right or privilege which it enjoys.

Section 3.6	Capitalization

(a)  The Company. The issued and outstanding Stammkapital of the Company in the amount of EUR 60,000,000 is represented by a one Gesch’ftanteil (the “Company Shares”). This Stammkapital will not change as a result of the Company Reorganization. As of the date hereof (and also at the Closing Date if the Company Reorganization is not effected in accordance with Section 5.8), all of the Company Shares are (and will be if the Company Reorganization is not effected) legally and beneficially owned solely by EHG free and clear of all Liens (other than those restrictions on transfer and other restrictions under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) and there is no agreement, arrangement or obligation to create or grant any Lien in relation to the Company Shares. As of the Closing Date, upon the consummation of the Company Reorganization (assuming this is effected in accordance with Section 5.8), all of the Company Shares will be legally and beneficially owned by the Seller free and clear of all Liens (other than restrictions on transfer and other restrictions under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) (and there will be no agreement, arrangement or obligation to create or grant any Lien in relation to the Company Shares). The Company Shares have been duly authorized and validly issued and comprise the whole of the Company's allotted and issued share capital and are fully paid or credited as fully paid.

(b)  The Company. Except as set forth in Section 3.6(b) of the Disclosure Schedule, there are no outstanding securities convertible into or exchangeable for any Gesch’ftsanteil of the Company, or any options, warrants or other rights to subscribe for or to purchase, or any agreements (contingent or otherwise) providing for the creation, allotment, issuance or transfer of, or any calls, commitments or claims of any character relating to, any Gesch’ftsanteil of the Company or any securities convertible into or exchangeable for, any Gesch’ftsanteil of the Company, nor is the Company subject to any obligation (contingent or otherwise) to redeem, repurchase or otherwise acquire or retire any of its Gesch’ftsanteile. Except for the rights issued pursuant to the SAR Plan, full and accurate details of which are set forth in the Exhibited Documents, the Company has not granted and has not entered into any agreement to grant any stock appreciation, phantom stock or similar rights.

(c)  EHG. The issued and outstanding Stammkapital of EHG in the amount of EUR 35,000 is represented by two Gesch’ftsanteile (the “EHG Shares”). As of the date hereof (and also at the Closing Date if the Company Reorganization is not effected in accordance with Section 5.8), all of the EHG Shares are (and will be if the Company Reorganization is not effected) legally and beneficially owned by the Seller free and clear of all Liens (other than those restrictions on transfer and other restrictions under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) and there is no agreement, arrangement or obligation to create or grant any Lien in relation to the EHG Shares. The EHG Shares have been duly authorized and validly issued and comprise the whole of EHG's allotted and issued share capital and are fully paid or credited as fully paid.

(d)  EHG. There are no outstanding securities convertible into or exchangeable for any Gesch’ftsanteil of EHG, or any options, warrants or other rights to subscribe for or to purchase, or any agreements (contingent or otherwise) providing for the creation, allotment, issuance, or transfer of, or any calls, commitments or claims of any character relating to, any Gesch’ftsanteil of EHG or any securities convertible into or exchangeable for, any Gesch’ftsanteil of EHG, nor is EHG subject to any obligation (contingent or otherwise) to redeem, repurchase or otherwise acquire or retire any of its Gesch’ftsanteile. EHG has not granted and has not entered into any agreement to grant any stock appreciation, phantom stock or similar rights.

(e)  TRA. The issued and outstanding Stammkapital of TRA in the amount of EUR 35,000 is represented by one Gesch’ftsanteil (the “TRA Shares”). As of the date hereof (and also at the Closing Date if the Company Reorganization is not effected in accordance with Section 5.8), all of the TRA Shares are (and will be if the Company Reorganization is not effected) legally and beneficially owned solely by EHG free and clear of all Liens (other than those restrictions on transfer and other restrictions under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) and there is no agreement, arrangement or obligation to create or grant any Lien in relation to the TRA Shares. As of the Closing Date, as a result of the consummation of the Company Reorganization (assuming this is effected in accordance with Section 5.8), all of the TRA Shares will be legally and beneficially owned solely by the Company free and clear of all Liens (other than restrictions on transfer and other restrictions under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) and there is no agreement, arrangement or obligation to create or grant a Lien in relation to the TRA Shares. The TRA Shares have been duly authorized and validly issued and comprise the whole of TRA's allotted and issued share capital and are fully paid or credited as fully paid.

(f)  TRA. There are no outstanding securities convertible into or exchangeable for any Gesch’ftsanteil of TRA, or any options, warrants or other rights to subscribe for or to purchase, or any agreements (contingent or otherwise) providing for the creation, allotment, issuance or transfer of, or any calls, commitments or claims of any character relating to, any Gesch’ftsanteil of TRA or any securities convertible into or exchangeable for, any Gesch’ftsanteil of TRA, nor is TRA subject to any obligation (contingent or otherwise) to redeem, repurchase or otherwise acquire or retire any of its Gesch’ftsanteile. TRA has not granted and has not entered into any agreement to grant any stock appreciation, phantom stock or similar rights.

(g)  EKOM. The issued and outstanding Stammkapital of EKOM in the amount of EUR 36,336.42 is represented by one Gesch’ftsanteil (the “EKOM Shares”). As of the date hereof (and also at the Closing Date if the Company Reorganization is not effected in accordance with Section 5.8), all of the EKOM Shares are (and will be if the Company Reorganization is not effected) legally and beneficially owned solely by EHG free and clear of all Liens (other than those restrictions on transfer and other restrictions under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) and there is no agreement, arrangement or obligation to create or grant any Lien in relation to the EKOM Shares. As of the Closing Date, as a result of the consummation of the Company Reorganization (assuming this is effected in accordance with Section 5.8), all of the EKOM Shares will be legally and beneficially owned solely by the Company free and clear of all Liens (other than those restrictions on transfer and other restrictions under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule). The EKOM Shares have been duly authorized and validly issued and comprise the whole of EKOM's allotted and issued share capital and are fully paid or credited as fully paid.

(h)  EKOM. There are no outstanding securities convertible into or exchangeable for any Gesch’ftsanteil of EKOM, or any options, warrants or other rights to subscribe for or to purchase, or any agreements (contingent or otherwise) providing for the creation, allotment, issuance or transfer of, or any calls, commitments or claims of any character relating to, any Gesch’ftsanteil of EKOM or any securities convertible into or exchangeable for, any Gesch’ftsanteil of EKOM, nor is EKOM subject to any obligation (contingent or otherwise) to redeem, repurchase or otherwise acquire or retire any of its Gesch’ftsanteile. EKOM has not granted and has not entered into any agreement to grant any stock appreciation, phantom stock or similar rights.

(i)  No Target Company is insolvent (zahlungsunf’hig) or over-indebted (überschuldet) according to Sections 66 and 67 of the Austrian Bankruptcy Act (Konkursordnung) or subject to any other insolvency proceedings and the registered capital of none of the Target Companies has been unlawfully distributed to its respective shareholders. No shares of any Target Company have been redeemed, amortized or purchased by the respective entity itself. Except as set forth in Section 3.6(i) of the Disclosure Schedule, no Target Company has declared, paid or made a dividend or distribution with respect to its share capital since the Last Accounting Date.

(j)  Governing Documents. The Seller has made available to the Purchaser correct and complete copies of all Governing Documents and company books of each Target Company currently in effect.

Section 3.7	Subsidiaries

(a)  As of the date hereof (and also at the Closing Date if the Company Reorganization is not effected in accordance with Section 5.8), the Company does not have (and will not have, if the Company Reorganization is not effected) any direct or indirect equity interest in any Person nor is it a party to or bound by any pending agreement to acquire any direct or indirect equity interest in any other Person (except in relation to the Company Reorganization). As of the Closing Date, as a result of the consummation of the Company Reorganization (assuming this is effected in accordance with Section 5.8), each of EKOM and TRA will be a wholly-owned Subsidiary of the Company.

(b)  Except for EKOM, TRA and the Company (each of which is, as of the date hereof, a wholly-owned Subsidiary of EHG), EHG has no direct or indirect equity interest in any other Person nor is it a party to or bound by any pending agreement to acquire any direct or indirect equity interest in any other Person.

(c)  Neither EKOM nor TRA has a direct or indirect equity interest in any Person nor is EKOM or TRA a party to or bound by any pending agreement to acquire any direct or indirect equity interest in any other Person.

Section 3.8	Financial Statements

(a)  The audited financial statements (including all related notes and schedules) set forth in Section 3.8 of the Disclosure Schedule (the “Financial Statements”) represent a true and fair view of the financial position of the Company and EHG in accordance with Austrian GAAP as at the Last Accounting Date and the results of the operations for the financial period ended on the Last Accounting Date. The Financial Statements have been prepared in conformity with Austrian GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Neither the Company nor EHG has made any change in the accounting practices or policies applied in the preparation of its financial statements for each of the two financial years ended on the Last Accounting Date, except as stated in the audited financial statements for those years.

(b)  The management accounts of the Company for June 30, 2005 set forth in Section 3.8 of the Disclosure Schedule (the "June Management Accounts") have been properly prepared on a basis consistent with the Financial Statements and in conformity with Austrian GAAP subject to normal year end audit adjustments and to any other adjustments described therein, including the notes thereto.

(c)  All Taxes that have not been paid but that are required to have been accrued have been duly accrued on the Financial Statements in accordance with Austrian GAAP, and have been duly accrued on the June Management Accounts on a basis consistent with the Financial Statements and in conformity with Austrian GAAP (subject to normal year end audit adjustments and to any other adjustments described therein, including the notes thereto).

(d)  Nothing in this Section 3.8 shall be construed as a representation or warranty with respect to Taxes or tax loss carryforwards (Verlustvortrag).

Section 3.9	No Undisclosed Liabilities

(a)  Except (i) as reflected or reserved against in the balance sheets (or the notes thereto) included in the Financial Statements or the June Management Accounts, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice from and after July 1, 2005, and (iii) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, (a) the Company has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required by Austrian GAAP to be reflected on a balance sheet of the Company (or in the notes thereto) and (b) none of the Target Companies have any off-balance sheet liabilities or obligations.

(b)  Other than in connection with its organization and the maintenance of its ongoing limited liability company existence, (i) EHG has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, which in the aggregate are material, and no assets, except, in each case, relating to its ownership of the Company Shares, the EKOM Shares and the TRA Shares; and (ii) EHG has conducted no business activities other than acquiring and owning the Company Shares, the EKOM shares and the TRA Shares.

(c)  Other than in connection with its organization and the maintenance of its ongoing limited liability company existence, (i) TRA has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, which in the aggregate are material, and no assets, except, in each case, relating to its ownership of the 3G License; and (ii) TRA has conducted no business activities other than acquiring and owning such 3G License.

(d)  Other than in connection with its organization and the maintenance of its ongoing limited liability company existence, (i) EKOM has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, which in the aggregate are material, and no assets, except, in each case, relating to its prior ownership of the TRA Shares and the 3G License; and (ii) EKOM has conducted no business activities other than acquiring, owning and transferring the TRA Shares and such 3G License.

Section 3.10	No Material Adverse Change

Other than the Transactions, since the Last Accounting Date (i) the businesses of each Target Company has been conducted in the ordinary course consistent with past practice; and (ii) there has not been any Material Adverse Effect on the Target Group taken as a whole.

Section 3.11	Legal Proceedings

Except as described in the Financial Statements or the June Management Accounts or as set forth in Section 3.11 of the Disclosure Schedule:

(a) there is no material investigation or review currently in existence or pending (or, to the knowledge of the Seller, threatened) by any Governmental Entity with respect to any Target Company (which is not generally affecting the wireless voice and data or wireline industries in Austria or the European Union); and

(b) there are not in addition to and/or beyond the investigations encompassed by Section 3.11(a), any actions, suits, proceedings, material inquiries or material investigations currently in existence or pending (or, to the knowledge of the Seller, threatened) against or affecting any Target Company, or any of their respective properties at law or in equity (which is not generally affecting the wireless voice and data or wireline industries in Austria or the European Union), and there are no outstanding orders, judgments, decrees, arbitral awards or decisions of any Governmental Entity against any Target Company.

Section 3.12	Material Contracts

(a)  The Disclosure Schedule contains a complete and correct list of all Contracts to which any Target Company is a party, which (i) require the expenditure or receipt by any Target Company of EUR 100,000 or more per year or which require expenditure by a Target Company over the life of the Contract concerned (excluding any renewal options wholly at the discretion of that Target Company) exceeding EUR 250,000; and/or (ii) are contracts in the nature of an agency, distribution or franchise agreement with actual or projected aggregate commissions of EUR 100,000, or more per year; and/or (iii) may be terminated in the event of any change of control over any Target Company and the loss of such Contract would have a significant adverse effect on the business of the Target Group, taken as a whole; and/or (iv) are of 6 months or greater duration or are incapable of complete performance in accordance with their terms within 12 months after the date they were entered into and the loss of such Contract would have a significant adverse effect on the business of the Target Group, taken as a whole; and/or (v) appoint any Person exclusively to supply goods to any other Person; and/or (vi) concern the exclusive provision of a service by a Target Company to any Person where such Contracts are material to the business of the Target Group taken as a whole; and/or (vii) appoint any Person exclusively to supply services to a Target Company (other than employment or consultancy services); and/or (viii) contain unusual or unusually onerous provisions for that type of Contract and the loss of such Contract would have a significant adverse effect on the business of the Target Group, taken as a whole (collectively, the “Company Material Contracts” and each a “Company Material Contract”).

(b)  No Target Company is in breach of or in default under the terms of any Company Material Contract in any material respect. To the knowledge of the Seller, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract in any material respect. Each Company Material Contract to which any Target Company is party is a valid and binding obligation of such party and, to the Seller's knowledge, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)  No Target Company is party to an agreement or arrangement that expressly restricts its ability to carry out its business in the way presently conducted.

Section 3.13	Assets

(a)  Except for current assets disposed of by each Target Company in the ordinary course of business, the Company is the owner legally and beneficially of and has good marketable title to all assets included in the Financial Statements and the June Management Accounts. Each Target Company owns or has the right to use each asset used in the operation of its business as currently carried out. There are no Liens (other than Permitted Liens) over any such asset.

(b)  All material plant, machinery, vehicles, and other assets possessed or used by each Target Company are in good operating condition and working order, normal wear and tear excepted and save as have been replaced or become obsolete.

(c)  The Target Group owns or has a valid right to use all network equipment and other material assets it requires to run its business as a going concern and as presently conducted.

(d)  Except for assets offered or sold in the ordinary course of business, no Target Company has since the Last Accounting Date disposed or agreed to dispose of any of the assets included in the Financial Statements or any asset acquired or agreed to be acquired since the Last Accounting Date, in each case with a book value in excess of EUR 250,000 (and save as have been replaced or become obsolete).

(e)  All material records and information belonging to each Target Company have been properly maintained and where such records and information are of a confidential nature all reasonable steps have been taken to keep them confidential.

Section 3.14	Insurance

(a)  Section 3.14 of the Disclosure Schedule lists each current insurance and indemnity policy (relating to comprehensive general liability, public liability, business interruption, property, damage, motor vehicle, normal business credit and interconnect credit) in respect of which each Target Company has an interest ("Policies") and a list of all material claims outstanding under each of the Policies. Each of the Policies is valid and enforceable and no Target Company has done anything which might make any of the Policies void or voidable.

(b)  Save as set forth in Section 3.14 of the Disclosure Schedule, no Policy has a renewal date more than, or is not cancelleable without penalty within, 11 months from the date of this Agreement.

(c)  Save as set forth in Section 3.14(c) of the Disclosure Schedule, the Seller is not aware of any circumstance (including the Transactions) which would prevent any policy continuing until its next renewal date.

(d)  All premiums which are due under the Policies have been paid.

(e)  The assets of each Target Company are insured against risks normally insured against by a Person operating the types of business operated by such Target Company.

Section 3.15	Intellectual Property Rights

(a)  Section 3.15 of the Disclosure Schedule contains a list of all Intellectual Property (i) of which any of the Target Companies is a registered proprietor or beneficial owner or for which application for registration has been made by any Target Company ("Intellectual Property Rights"); (ii) that is material and that is licensed to any Target Company; and (iii) that is licensed by any Target Company if it is material and not licensed in the context of any agency, distribution or franchise agreement.

(b)  All renewal fees payable in respect of the registered Intellectual Property Rights have been paid.

(c)  So far as the Seller is aware, the businesses carried on by each Target Company do not infringe any third party rights in Intellectual Property.

(d)  So far as the Seller is aware, no fact or circumstances exist which might render any of the registered Intellectual Property Rights invalid and no person is infringing any of the Intellectual Property Rights.

(e)  Except for those specified in Section 3.15 of the Disclosure Schedule, no Target Company is obliged to grant a licence, assignment or other right in respect of the Intellectual Property Rights.

Section 3.16	Property

(a)  No Target Company owns any real property.

(b)  The property detailed in Section 3.16 of the Disclosure Schedule comprises all of the land and premises occupied or used by each of the Target Companies ("Property") (other than leases relating to RAN Sites). There is no person who has or claims a right or interest of any kind over the Property that conflict with the possession or use of or interest in such Property by a Target Company.

(c)  Information regarding all leases with respect to the Property are contained in Section 3.16 of the Disclosure Schedule ("Leases") (other than leases relating to RAN Sites). All rent, insurance premia and service charges payable by each Target Company under each Lease has been paid to date and none of the Target Companies have received notice of any outstanding material breach of any covenants, restrictions and conditions affecting any Property (including without limitation the terms of the Leases).

(d)  No fact or circumstance exists which materially and adversely affects the use or enjoyment of the Property or casts doubt on the Company's right to occupy and use the Property.

(e)  No portion, which is owned or used by a Target Company, of any building or other structure owned or used by a Target Company on or forming part of the Property contains a deleterious substance or is a substance which is not used in generally accepted good building practice.

(f)  The use of each Property is its permitted use under applicable legislation and, where the Property is held under a lease, the terms of such lease.

Section 3.17	Employees

(a)  Particulars disclosed

Section 3.17 of the Disclosure Schedule sets out exhaustively:

(i)  the total number of employees in each Target Company including those on long-term leave of absence who have a right to return to work for a Target Company as appropriate ("Employees");

(ii)  any arrangement with respect to payments on downsizing or retirement, severance arrangements or change of control provisions between any Target Company (as appropriate) and an Employee, former employee, officer or consultant where such arrangements in aggregate exceed EUR 250,000 in value;

(iii)  the complete terms of employment (including particulars of emoluments and benefits provided) of each Employee earning basic pay over EUR 75,000  per annum and/or other benefits worth over EUR 50,000 per annum;

(iv)  particulars of any agreement for the provision of consultancy services or personal services to any Target Company where the fees payable are over EUR 50,000  per annum; and

(v)  a list of all works council members and any body of Employee representatives with respect to any Target Company together with copies of all plant agreements (betriebsvereinbarungen) concluded with the works council at any of the Target Companies.

(b)  Employees and terms and conditions of employment

Except as set forth in Schedule 3.17(b) of the Disclosure Schedule:

(i)  No Employee earning basic pay over EUR 75,000 per annum has given, or has been given, notice of termination of his employment.

(ii)  No proposal, assurance or commitment has been communicated in writing to any current Employee earning basic pay over EUR 75,000  regarding any change to his terms of employment.

(iii)  All subsisting contracts of employment with Employees and each consultancy arrangement entered into by any Target Company is terminable by any Target Company on 6 months' notice or less (or, if greater, the minimum period allowable by the applicable Law) without compensation being payable pursuant to the terms of such contract or arrangement, subject to the provisions of applicable Law.

(iv)  No Target Company has any outstanding liability to pay compensation for loss of office or employment or a downsizing payment to any present or former Employee or any compensation for breach of an agreement, in any case in an amount in excess of EUR 50,000 and no such sums have been paid (whether pursuant to a legal obligation or ex gratia) since the Last Accounting Date.

(v)  The basis of the remuneration payable to and benefits receivable by the directors, officers and Employees of each Target Company (as appropriate) is substantially the same as at June 30, 2005. Other than in connection with promotions in the ordinary course of business consistent with past practice, no Target Company is obliged to increase or vary, nor has it made provision to increase or vary, the benefits receivable by or the total annual remuneration payable to its directors, officers and Employees by more than three per cent on average, other than as required by applicable Law.

(vi)  No Employee is entitled to a payment due to repeated practice (betriebliche Übung) in excess of EUR 50,000 per annum.

(c)  Obligations

Each Target Company has in all material respects complied with its contractual obligations to its employees and any works council or body of Employee representatives referred to above.

Section 3.18	Employee Benefit Plan

(a)  Section 3.18 of the Disclosure Schedule lists all Company Benefit Plans. “Company Benefit Plans” means all officer, director and employee benefit or incentive plans, compensation arrangements and other benefit arrangements, providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by each Target Company as to which any Target Company has or may have a liability to contribute or in which its future participation has been announced for the benefit of employees, Gesch’ftsführer, Aufsichtsratsmitglieder, consultants, former employees, former consultants and former Gesch’ftsführer or Aufsichtsratsmitglieder of each Target Company.

(b)  All employer and employee contributions to each Company Benefit Plan (where the annual contribution of the Company to such plan equals or exceeds EUR 100,000) required by Law or by the terms of such Company Benefit Plan have been made when due, or, if applicable, accrued in accordance with Austrian GAAP.

(c)  As of the Closing Date, the fair market value of the assets of each funded Company Benefit Plan (where the annual contribution of the Company to such plan equals or exceeds EUR 100,000), the liability of each insurer for any Company Benefit Plan (where the annual contribution of the Company to such plan equals or exceeds EUR 100,000) funded through insurance or the book reserve established for any such Company Benefit Plan, together with any accrued contributions, will be sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.

(d)  Each Company Benefit Plan (where the annual contribution of the Company to such plan equals or exceeds EUR 100,000) required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and has at all times been materially in compliance with its terms.

(e)  Each of the Target Companies has at all times complied with all applicable Laws, regulations and government taxation and funding requirements in all material respects in relation to the Company Benefit Plans.

(f)  There are no legal proceedings, claims (except for routine claims for benefits) or other disputes outstanding, pending or threatened concerning the Company Benefit Plans (where the annual contribution of the Company to such plan equals or exceeds EUR 100,000).

(g)  Each of the Company Benefit Plans provides retirement benefits on a defined contribution basis only. No assurance, promise or guarantee (oral or written) has been made to any employee of a Target Company of a particular level or amount of retirement benefits to be provided for or in respect of him (other than insured death in service benefits).

Section 3.19	Labor Relations

Except as set forth in Section 3.19 of the Disclosure Schedule, since the Last Accounting Date, there has been no strike, work stoppage, slowdown or similar labor dispute involving any Target Company or their employees or, to the Seller's knowledge, or any threat of any of the foregoing. Except as set forth in Section 3.19 of the Disclosure Schedule or to the extent imposed or implied by Law no Target Company is a party to any collective bargaining agreement or plant agreement.

Section 3.20	Compliance with Laws

(a)  Each Target Company is materially in compliance with and is not in material default under or in material violation of any Law applicable to such Target Company or any of their respective properties or assets. Notwithstanding anything contained in this Section 3.20(a), no representation or warranty shall be deemed to be made in this Section 3.20(a) in respect of the matters which are the subject of the warranties and representations set forth in Section 3.18, 3.21, 3.22 and 3.23 of this Agreement.

(b)  Each Target Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for such Target Companies to own, lease and operate their properties and assets, except where such failure to so own, lease and operate does not affect properties and assets which in the aggregate are not of a value in excess of EUR 2,000,000, or to carry on their businesses as they are now being conducted (the “Company Permits”). All Company Permits are in full force and effect. The holder of each Company Permit is materially in compliance with the terms of the Laws that apply to each applicable Company Permit and has fulfilled and performed all of its material obligations with respect thereto, including all reports, notifications and applications required by any Governmental Entity and the payment of all regulatory fees, except for exemptions, waivers or similar concessions or allowances. Notwithstanding anything contained in this Section 3.20(b), no representation or warranty shall be deemed to be made in this Section 3.20(b) in respect of the matters which are the subject of the warranties and representations set forth in Section 3.18, 3.21, 3.22 and 3.23 of this Agreement.

Section 3.21	Communications Regulatory Laws

(a)  Section 3.21 of the Disclosure Schedule lists all the licenses and authorizations issued by the Telekom-Control-Kommission ("TKK"), the Oberste Fernmeldebehörde and Fernmeldebüros and the Rundfunk & Telekom Regulierungs-GmbH ("RTR-GmbH") to each Target Company for the provision of wireless mobile communications services in Austria (the “National Company Licenses”). The National Company Licenses, together with the Microwave Licenses, constitute all authorizations necessary from such persons for the business operations of each Target Company as they are currently being conducted in Austria.

(b)  Each National Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified. No National Company License is subject to any conditions or requirements that have not been imposed generally upon licenses in the same service.

(c)  The licensee of each National Company License is in compliance with the terms of and the Laws that apply to each applicable National Company License and has fulfilled and performed all of its obligations with respect thereto which are required to have been performed, including all reports, notifications and applications required by any Governmental Entity and the payment of all regulatory fees, except for exemptions, waivers or similar concessions or allowances.

(d)  Microwave Licenses

(i)  Section 3.21(d)(i) of the Disclosure Schedule lists all the licenses and authorizations issued by the Oberste Fernmeldebehörde and the relevant Fernmeldebüros to each Target Company for microwave links in Austria (the "Microwave Licenses" and, together with the National Company Licenses, the "Company Licenses").

(ii)  (A) Each Microwave License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely materially modified except for such failures to be valid and in full force and effect or for such suspensions, revocations, cancellations or adversely material modifications as would not, individually or in the aggregate, reasonably be expected to be significantly adverse to the Target Companies, taken as a whole, and (B) no Microwave License is subject to any material pending regulatory proceeding (other than those affecting the wireless industry generally) or judicial review before a Governmental Entity except to the extent that the failure to be such would not, individually or in the aggregate, reasonably be expected to be significantly adverse to the Target Companies, taken as a whole. No Microwave License is subject to any conditions or requirements that have not been imposed generally upon licenses in the same services.

(iii)  The licensee of each Microwave License is in compliance in all material respects with the terms thereof and all applicable Laws that apply to each applicable Microwave License and has fulfilled and performed in all material respects all of its obligations with respect thereto which are required to have been performed, including all reports, notifications and applications required by any Governmental Entity and the payment of all regulatory fees, except for exemptions, waivers or similar concessions or allowances and except to the extent that such would not, individually or in the aggregate, reasonably be expected to be significantly adverse to the Target Companies, taken as a whole. Substantially all the Microwave Licenses are substantially in the same terms (expect pricing) as the Microwave Licenses delivered to Purchaser in connection with Section 3.21(d)(i) of the Disclosure Schedule.

(e)  To the extent necessary, the Company has filed all notifications to conduct its fixed line business as currently conducted.

Section 3.22	Environmental Laws and Regulations

(a)  Each Target Company is in material compliance with all applicable Laws relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, “Environmental Laws”), which compliance includes, but is not limited to, the possession by each Target Company of all Company Permits that are required under applicable Environmental Laws, and material compliance with the terms and conditions thereof.

(b)  No Target Company has received written notice of, or, is the subject of, any actions, causes of action, claims, investigations, demands or notices by any Person (other than those of general applicability not specifically related to such Target Company) asserting an obligation to conduct investigations or clean-up activities under any Environmental Law or alleging liability under or non-compliance with any Environmental Law.

Section 3.23	Taxes

(a)  Each Target Company has (1) duly and timely filed (or there has been filed on its behalf) all Tax Returns (as defined below) required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority (as defined below), and (2) paid all Taxes shown as due on such Tax Returns.

(b)  There are no Liens for Taxes upon any property or assets of any Target Company except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with Austrian GAAP in the Financial Statements.

(c)  Except as disclosed in Section 3.23 of the Disclosure Schedule, there is no audit, examination, deficiency, refund litigation or proposed adjustment with respect to any Taxes. No Target Company has received notice in writing of any claim made by a Tax Authority in a jurisdiction where such Target Company, as applicable, does not file a Tax Return, that such Target Company is or may be subject to material taxation by that jurisdiction, where such claim has not been resolved favorably to the Target Company.

(d)  There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any income Taxes or income Tax deficiencies against any Target Company, and no power of attorney granted by any Target Company with respect to any material Taxes is currently in force.

(e)  No Target Company is a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Target Companies and no Target Company (i) has been a member of an affiliated group (or similar filing group) filing a consolidated income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability (including as a result of any agreement or obligation to reimburse or indemnify) for the Taxes of any other Person (other than a Target Company), as a transferee or successor, by contract or otherwise.

(f)  For the purposes of this Agreement: (i) “Taxes” means any and all federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including stamp duty and taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added; (ii) “Tax Authority” means any Governmental Entity responsible for the administration or collection of any Taxes; and (iii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

(g)  Except as disclosed in Section 3.23 of the Disclosure Schedule, up to the Closing Date, the Target Companies did not benefit from any waivers of receivables which have been treated as a taxable event for corporate income tax purposes or which will have to be treated as a taxable event due to a (later) tax audit or tax assessment for corporate income tax purposes. Any capital duty which was triggered or could have been triggered by such kind of waiver has been paid or provided by accrual up to the Closing Date.

Section 3.24	Brokers

Except for the engagement of Deutsche Bank Securities Inc., whose fees will be paid by the Seller, neither the Seller nor any of the Target Companies has incurred any liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or similar payments in connection with the Transactions.

Section 3.25	Competition

The Target Company has never concluded any agreement or other arrangement in any way prohibited under Article 81 of the Treaty Establishing the European Community or acted in a way prohibited under Article 82 of that Treaty, or laws of any relevant jurisdiction that prohibit or restrict cartels, monopolies (anti-trust) or state aid abuse, such as the Austrian Kartellgesetz (all these Laws together referred to as “Competition Laws”). No Target Company has ever received a notice, request or other communication of any authority charged with the oversight of any Competition Laws alleging in any way a violation of any Competition Laws. No Target Company is or will become liable or obliged to pay any penalties or other charges levied in connection with any violation of any Competition Laws.

Section 3.26	Liabilities

(a)  Except (i) for the Vendor Group Loan and (ii) Indebtedness to other Target Companies, no Target Company has outstanding nor has it agreed to create or incur any Indebtedness.

(b)  No Target Company is a party to or is liable under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person's obligation other than another Target Company.

(c)  No part of the loan capital or Indebtedness of any Target Company is dependent on the guarantee or indemnity of, or security provided by, another person which is not a Target Company.

Section 3.27	Customers

(a)  The Company provides a level of customer care which is consistent with its brand position in the Austrian market and which is designed to support its customer base and provide an appropriate and adequate level of service. Such level of customer care has not been materially reduced in the past one year period.

(b)  The Company has adequate personnel or outsourced facilities to provide the level of customer care described in Section 3.27(a). Section 3.27 of the Disclosure Schedule lists all material agreements for the outsourcing of customer care services and such agreements provide for performance levels consistent with the standard of service provided for in Section 3.27(a).

(c)  All customer contracts are on the terms as set forth in the general terms of business contained in the Exhibited Documents, save that since April 2005 the contract duration for new subscriptions and contract prolongations has been extended from 12 months to 18 months.

(d)  There has been no change of the Company's credit check policy, a copy of which is set forth in the Exhibited Documents, that has lowered the criteria for accepting new customers since January 1, 2005.

(e)  Other than in the ordinary course of business consistent with past practices, there has been no change in the Company's "prolongation" policy (namely, any policy whereby existing customers are encouraged to renew their contracts by offering them terms more favourable than those offered to them previously) since June 30, 2005.

Section 3.28	IT/Mobile network infrastructure

(a)  The Company’s network that services the Company’s mobile and fixed line customers (the "Network") is fit for the purpose for which it is used in all material respects and is currently at a level of performance consistent with current and reasonably foreseeable needs for the immediate future.

(b)  The Capital Expenditure Budget provides for the capital expenditures required to maintain the Network to December 31, 2005 at a level of performance consistent with past practice (based upon currently projected capacity and performance levels).

(c)  Routine maintenance of the Network has been materially properly performed on a regular basis pursuant to an agreement with Alcatel S.A. listed in Section 3.28 of the Disclosure Schedule.

(d)  The Network:

(i)  has sufficient capacity to serve the fixed line and mobile customers of the Target Group for at least the next 12 months at a level of performance consistent with past practice and provided the capital expenditures provided for in the Capital Expenditure Budget are made and necessary capital expenditures required in 2006 are made;

(ii)  is designed to provide to the fixed line and mobile customers of the Target Group for at least the next 12 months all services and products provided to fixed line and mobile customers of the Target Group within the first six months of 2005 at a level of performance consistent with past practice, assuming customer growth in line with the Company's current projections and provided the capital expenditures provided for in the Capital Expenditure Budget are made and necessary capital expenditures required in 2006 are made; and

(iii)  has not experienced any material and persistent capacity shortfalls or failures within the previous 12 months.

(e)  There are no large upgrade projects planned or required during the balance of the year ending December 31, 2005 other than those provided for in the Capital Expenditure Budget.

Section 3.29	Data retention

Subject only to regulatory or legal requirements, no data material to the business, planning, management or operations of any Target Company, or to the compliance by any Target Company with its obligations under applicable Laws, has been deleted by a Target Company since January 1, 2002, including (i) any archived data relating to customers and their telephony activities or (ii) documentation on quality of services, customers, personnel as well as any business documents pursuant to any applicable Laws.

Section 3.30	Mobile Network Specifications

(a)  More than 65% of all issued and operating SIM cards are capable of being updated over the air (values FPLMN, PLMN and SMSC-address).

(b)  Since January 1, 2004 all new mobile customers of the Company have been provided with SIM cards that are capable of being updated over the air (values FPLMN, PLMN and SMSC-address).

(c)  The lease agreements with respect to all radio access network sites ("RAN Sites") and all material core Network sites (including the sites at which the MSC, HLR, VMS, MMSC and WAP server are located) may be terminated by the relevant Target Company in accordance with its terms within 12 months.

(d)  The Exhibited Documents contain the standard form of site lease to which the Target Group is party. Except as set forth in Section 3.30 of the Disclosure Schedule, the material terms (other than pricing) of substantially all site leases entered into by a Target Company are in substantially the same forms as the standard form site lease in the Exhibited Documents.

(e)  All expected expenditure for the remainder of 2005 in relation to the 3G roll-out plan is as set forth in the Capital Expenditure Budget. The Company is on schedule to meet this budget and is committed to the expenditure set forth therein.

(f)  As at June 30, 2005, the rental costs for all RAN Sites per year did not exceed EUR 18,718,000 and the number of RAN Sites was not less than 3,820. Since that date, no RAN Sites have been acquired the rental costs for which exceed by more than 25% the average cost per RAN Site as at June 30, 2005.

(g)  During the last 12 months there has been no significant deterioration (on a monthly basis) in the CSTR (calls successfully terminated rate).

Section 3.31	Insider Agreements

(i)  Except as set forth in Section 3.31 of the Disclosure Schedule, there:

(a) is not currently; and

(b) has not been since January 1, 2004 other than at arm's length any agreement or arrangement (legally enforceable or not) to which any Target Company is or was a party and in which:

(A)  the Seller;

(B)  an Affiliate of the Seller;

(C)  a director or former director of any Target Company or of a person referred to in Section 3.31 (i)(A) or (B); or

(D)  a person connected with any of them,

is or was interested in any way.

(ii)  For the purpose of Section 3.31, a person is "connected" with an individual if that person is the individual's trustee, wife or husband (including their wives and husbands and any relatives of the wife or husband) or if that person is in a partnership with the individual. A company is connected with another company if the same person has control over both (control meaning having the greater part of issued share capital or being able to exercise direct or indirect control over the company's affairs), or a person has control of one and those connected with him have control over the other. A company is connected with another person if that person has control of it or those persons connected to him have control over it.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser acknowledges that the Seller is entering into this Agreement in reliance on the warranties set forth in this Article 4 which have also been given as representations and with the intention of inducing the Seller to enter into this Agreement.

Each of the First Purchaser and the Second Purchaser hereby represents and warrants to the Seller in respect of itself only (and for the purposes of this Article 4, the term "Purchaser" shall refer only to the party making such representation and warranty, save that only the Second Purchaser makes the representation and warranty set forth in Section 4.7), that each statement set forth in this Article 4 is true, accurate and not misleading at the date of this Agreement. Immediately before Closing, the Purchaser is deemed to warrant to the Seller that the warranties set forth in this Article 4 are true, accurate and not misleading by reference to the facts and circumstances as at Closing.

Section 4.1	Organization and Good Standing

The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 4.2	Power and Authority

The Purchaser has all requisite power and authority and has taken all action necessary to execute, deliver and perform its obligations under this Agreement and each document to be executed at or before Closing in connection with this Agreement and the Purchaser has the requisite power and authority to purchase and own the Company Shares in accordance with the terms of this Agreement.

Section 4.3	Authorization, Execution and Enforceability

The execution, delivery and performance by the Purchaser of this Agreement, and the purchase of the Company Shares, have been duly authorized by all necessary corporate action on the part of the Purchaser. Assuming this Agreement constitutes a legal, valid and binding agreement of the Seller, this Agreement is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

Section 4.4	Consents

Save as set forth in Section 5.4:

(a)  no material consent of, material notice to, or material filing with any Governmental Entity or any other Person is required to be made or obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement or the Transactions; and

(b)  no consent of, notice to, or filing with any Governmental Entity or any other Person is required to be made or obtained by the Purchaser as a condition to the legality, validity or enforceability of this Agreement, or the purchase of the Company Shares.

Section 4.5	No Conflicts

The execution and delivery by the Purchaser of this Agreement does not, and the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, cancellation or acceleration of any obligation or to the loss of a material benefit (and for the purpose of determining loss of a material benefit such shall be measured in the aggregate in respect of claims of the same or a similar nature, and shall only be deemed a loss of a material benefit if the aggregated value thereof shall equal or exceed EUR 2,000,000) under any loan or other instrument of Indebtedness, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, material permit, material concession, material franchise, material right or material license binding upon the Purchaser or under any material lease, material agreement, material Contract or material instrument binding upon the Purchaser, or result in the creation of any Lien (other than restrictions under applicable Law) upon any of the properties or assets of the Purchaser, (ii) conflict with or result in any violation of any provision of any Governing Document of the Purchaser, (iii) conflict with or violate any material Laws applicable to the Purchaser or its properties or assets or (iv) result in the Purchaser losing the material benefit (and for the purpose of determining loss of a material benefit such shall be measured in the aggregate in respect of claims of the same or a similar nature, and shall only be deemed a loss of a material benefit if the aggregated value thereof shall equal or exceed EUR 2,000,000) of any material asset, grant, subsidy, right or privilege which it enjoys.

Section 4.6	Availability of Funds

The Purchaser has and at the Closing Date will have available cash or unused availability under existing borrowing facilities or commitments from its Affiliates that are sufficient to enable it to pay the Purchase Price to the Seller and to pay all related fees and expenses as and when they fall due.

Section 4.7	Qualification of the Purchaser

The Second Purchaser is and at the Closing Date will be legally qualified to (i) acquire and hold telecommunications licenses generally, (ii) acquire and hold the Company Licenses (and the consummation of the Transactions will not cause the Second Purchaser to be ineligible to hold the Company Licenses) and (iii) obtain any authorization or approval from any Governmental Authority necessary for the Second Purchaser to acquire the Company Licenses.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1	Conduct of Business by the Target Companies

Except (i) as may be required by Law, (ii) as may be consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly permitted pursuant to this Agreement, (iv) in connection with the Company Reorganization, or (v) as set forth in Section 5.1 of the Disclosure Schedule, between the date hereof and the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), the Seller covenants and agrees with the Purchaser:

(a)  to cause each Target Company (i) to conduct its businesses in the ordinary course of business; and (ii) to use commercially reasonable efforts to (A) preserve substantially intact its business organization, (B) keep available the services of those of its present Geschäftsführer, employees and consultants who are integral to the operation of its businesses as presently conducted and (C) preserve its present relationships with Persons with whom they have significant business relations, provided, however, that no action by any Target Company with respect to matters specifically addressed by any other provision of this Section 5.1 shall be deemed a breach of this Section 5.1(a) by the Seller unless such action would constitute a breach of such other provision; and

(b)  to cause each Target Company not to:

(i)  save as provided in Section 5.13, authorize or pay any dividends on or make any distribution with respect to its outstanding Gesch’ftsanteile, or make any payment with respect to the Vendor Group Loan;

(ii)  split, combine, reclassify, repay or redeem any of its Gesch’ftsanteile or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its Gesch’ftsanteile;

(iii)  authorize, propose or announce an intention to authorize or propose, or enter into agreements with respect to, any mergers, consolidations or business combinations or any other type of corporate reconstruction;

(iv)  adopt any amendments to its Governing Documents nor pass any shareholders' resolutions;

(v)  issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its Gesch’ftsanteile or other ownership interest in a Target Company or any securities convertible into or exchangeable for any such Gesch’ftsanteile or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of Gesch’ftsanteile, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing option plan (except as otherwise required by the express terms of any unexercisable options outstanding on the date hereof), other than issuances of Gesch’ftsanteile in respect of any exercise of options outstanding on the date hereof and disclosed in Section 5.1 of the Disclosure Schedule;

(vi)  incur, assume, guarantee, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than in the ordinary course of business consistent with past practice;

(vii)  sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material properties or assets, including the Gesch’ftsanteile of TRA, EKOM and EHG except (i) for ordinary course sales of mobile telephone equipment to customers of the Company or services in the ordinary course of business, (ii) for sales, leases, licenses, transfers, mortgages or encumbrances of obsolete assets or assets which are being replaced, (iii) pursuant to existing agreements in effect prior to the execution of this Agreement which are disclosed in Section 5.1(b)(vii) of the Disclosure Schedule, and (iv) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the Transactions;

(viii)  (i) other than with respect to the Current Tax Audit, make or change any material Tax election or settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment or grant any power of attorney with respect to material Taxes or (ii) change its fiscal year;

(ix)  except in respect of the Transactions or in the ordinary course of business, acquire any revenues, assets or business or undertakings, or assume or incur a liability, obligation or expense (actual or contingent) which are in the aggregate material;

(x)  except as may be required in connection with unplanned requirements for increased usage of the Network make capital expenditures during 2005 materially below or materially in excess of the levels set forth in the Capital Expenditure Budget;

(xi)  discontinue, amend or renew any of the Policies nor do, or omit to do, anything which might:

(A)  make any of the Policies void or voidable;

(B)  entitle any of the insurers under any of the Policies to refuse indemnity in relation to particular claims in whole or in part;

provided that this shall not prevent (a) the notification to insurers of claims in circumstances which might give rise to claims under any of the Policies in accordance with the terms of the relevant Policies or (b) the replacement of a Policy by a reasonably comparable policy;

(xii)  in relation to any Property:

(A)  change its existing use;

(B)  other than in the ordinary course of business, terminate, or give a notice to terminate, a lease, tenancy or licence;

(C)  modify an existing lease, tenancy or licence to increase in any material amount the rent or fees payable thereunder; or

(D)  acquire any freehold or leasehold right in any property which is not already a Property, save (1) to replace an existing Property on substantially the same material terms as those currently applying to such existing Property or (2) for RAN sites and sales outlets;

(xiii)  enter into any Contract or arrangement that would be a Company Material Contract if entered into prior to the date hereof other than (1) Company Material Contracts that are in replacement or substitution for Company Material Contracts that by their terms expire and (2) Company Material Contracts entered into the ordinary course of business consistent with past practice, provided in any event that the terms of such replacement or new Company Material Contract are not unusual or unusually onerous for that type of Contract;

(xiv)  terminate or amend any Company Material Contract other than in the ordinary course of business consistent with past practices;

(xv)  give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another Person's obligation, other than with respect to any other Target Company;

(xvi)  except pursuant to existing Company Benefit Plans, establish a pension scheme or amend or discontinue (wholly or partly) an existing scheme or communicate to an employee a plan, proposal or an intention to establish a scheme or exercise a material discretion in relation to an existing scheme or pay any material benefits under an existing pension scheme other than in accordance with the terms of the documents governing such scheme;

(xvii)  fail to comply in all material respects with the obligations under any Company License when it falls due for performance;

(xviii)  start litigation or arbitration proceedings in an amount in excess of EUR 100,000;

(xix)  except in the ordinary course of business, compromise or settle litigation or arbitration proceedings or any action, demand or dispute or waive a right in relation to litigation or arbitration proceedings in excess of EUR 100,000;

(xx)  release or discharge any material liability or material claim or compound any liability or claim such that it becomes a material liability or material claim (or, when combined with other compounded liabilities and/or claims, material in aggregate);

(xxi)  fail to conduct its business in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction;

(xxii)  fail to protect, defend, enforce, maintain and renew each of the material Intellectual Property Rights and continue any pending application for the material Intellectual Property Rights;

(xxiii)  fail to provide a level of customer care which is consistent with past practice;

(xxiv)  change its credit check policy for new customers;

(xxv)  other than in the ordinary course of business consistent with past practices and in the ordinary course of business as it evolves, change its prolongation policy (namely, its policy whereby existing customers are encouraged to renew their contracts by offering them terms more favourable than those offered to them previously);

(xxvi)  fail to conduct, or cause to be conducted through the agreement with Alcatel S.A. listed in Section 3.28 of the Disclosure Schedule and set forth in the Exhibited Documents, routine maintenance of the Network consistent with past practice in all material respects;

(xxvii)  fail to use commercially reasonable efforts to maintain the services to the fixed line and mobile customers of the Target Group, including SMS, MMS, VMS, GPRS, WAP and IN services, based upon currently projected customer growth, capacity and performance levels, at a level of performance consistent with past practice;

(xxviii)   change its policy of retaining all data material to the business, planning, management or operations of any Target Company, or to the compliance by any Target Company with its obligations under applicable Laws;

(xxix)  materially modify its billing systems, policies or processes;

(xxx)  terminate any roaming contracts, other than in the ordinary course of business and in accordance with past practice; or

(xxxi)  agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2	Access and Investigation

The Seller shall cause the Company to afford to the Purchaser and its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) such access during normal business hours (and without material disruption to the business of the Seller or the Target Companies) as they may reasonably request, throughout the period ending on the earlier of the Closing Date or the Termination Date, to the Target Group's properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws. The Seller shall use all reasonable efforts to cause its Representatives to furnish promptly such additional financial and operating data and other information as to each Target Company’s businesses and properties as the Purchaser or its Representatives may from time to time reasonably request and which are reasonably available. However, nothing herein shall require the Seller or any Target Company to disclose any information to the Purchaser that would constitute a violation of any agreement to which the disclosing party is a party, would cause a risk of a loss of legal privilege to the party disclosing such data or information, or would constitute a violation of applicable Laws. The Purchaser hereby agrees to treat any such information in accordance with the confidentiality agreement, dated as of April 29, 2005 but executed on May 2, 2005, between Western Wireless International Holding Corporation and Deutsche Telekom AG (the “Confidentiality Agreement”). Notwithstanding any provision of this Agreement to the contrary, no party shall be obligated to make any disclosure in violation of applicable Laws or regulations.

Section 5.3	Notification

The Seller shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Seller, of (a) the occurrence of any event known to it which would reasonably be expected to, individually or in the aggregate, (i) have a Material Adverse Effect on the Target Group taken as a whole, or Purchaser, as applicable, or (ii) cause any condition set forth in Article 6 to be unsatisfied at any time prior to the Closing Date; or (iii) cause any Warranty to be untrue, inaccurate or misleading in any material respect or would be likely to cause any Warranty to be untrue, inaccurate or misleading, in any material respect if given at Closing; or (b) any action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Seller or the Purchaser, as applicable, threatened which questions or challenges the validity of this Agreement. The delivery of any notice pursuant to this Section 5.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

Section 5.4	Filings; Other Actions

(a)  Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions, waivers, consents and approvals, including the Company Consents, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions, provided always that nothing in this Agreement shall oblige the Purchaser or any of its Affiliates to accept any conditions or remedies requested or demanded from any authority in relation to the Merger Authority Consents or License Consents which in the Purchaser's reasonable opinion would have a material detrimental economic effect on the Purchaser, its Subsidiaries and the Target Group, taken as a whole. The Seller and its Affiliates and the Purchaser and its Affiliates shall use all reasonable efforts to ensure that any such conditions or remedies be removed or reduced.

(b)  Subject to the terms and conditions herein provided and without limiting the foregoing:

(i)  the Purchaser shall promptly (but in no event later than 30 days after the date hereof) file applications required to be filed with the European Commission to consummate the Transactions (the “Merger Authority Consents”) and respond as promptly as practicable to any additional requests for information received from the European Commission by any party to such application, and the Seller shall and shall cause each of its Affiliates to cooperate with the Purchaser in filing such applications, responding to such requests and obtaining such consents;

(ii)  the Seller shall cause the Company and TRA to promptly (but in no event later than 30 days after the date hereof) file applications (the “Communications Applications”) required to be filed with the TKK and the RTR-GmbH to effect the transfer of control of the National Company Licenses (the “License Consents”) and respond as promptly as practicable to any additional requests for information received from the TKK and the RTR-GmbH by any party to a Communications Application, and the Second Purchaser shall, and shall cause its Affiliates to, cooperate with the Seller, the Company and TRA in filing such applications, responding to such requests and obtaining such consents;

(iii)  the Seller shall cause the Company to use all reasonable efforts to cure not later than the Closing Date any violations or defaults under any TKK or RTR-GmbH Rules;

(iv)  the Seller shall cause the Company to, and the Purchaser shall, use all reasonable efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) the timely making of all such filings and timely seeking of all such consents, permits, authorizations or approvals;

(v)  the Seller shall and shall cause each of its Affiliates to, and the Purchaser shall, and shall cause each of its Affiliates to, use all reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions (subject to the proviso set forth in Section 5.4(a) above); and

(vi)  subject to applicable legal limitations and the instructions of any Governmental Entity, the Seller shall and shall cause the Target Group to, and the Purchaser shall, and shall cause its Affiliates, to keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the others with copies of notices or other communications received by the relevant party, or any of its respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions.

Section 5.5	Public Announcements

The Seller and the Purchaser will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the Transactions and shall not issue any such press release or other public statement or comment without the other's approval (such approval not be to be unreasonably withheld or delayed) except as may be required by Law or by obligations pursuant to any listing agreement with any national securities exchange. The Seller and the Purchaser agree to issue a press release announcing this Agreement.

Section 5.6	Control of Operations

Nothing contained in this Agreement shall give the Purchaser, directly or indirectly, the right to control or direct the operations of any Target Company prior to the Closing Date. Prior to the Closing Date, each Target Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.7	Interim Financial Statements

The Seller shall cause each Target Company to provide the Purchaser, as and when available, with copies of all monthly financial statements and reports that are prepared by each Target Company in the ordinary course of business prior to the Closing.

Section 5.8	The Company Reorganization; Intercompany Indebtedness

(a)  Prior to the Closing Date, the parties shall (if so required by the Purchaser) work together in good faith to agree a detailed step plan (the "Step Plan") in relation to the merger of EHG with and into the Company (the “Company Reorganization”), the key principles of which are set forth in Schedule 4 hereto, and, following agreement to the Step Plan, the Seller shall effect the Company Reorganization in accordance with the Step Plan prior to the Closing Date. The Seller confirms that as a result of the Company Reorganization, the Company shall be the surviving company, the separate existence of EHG shall cease and the Seller shall own all of the Company Shares. Between the date hereof and the Closing Date, EHG shall take no action other than as is reasonably necessary to facilitate the consummation of the Company Reorganization.

(b)  If the parties do not agree to the Step Plan by August 31, 2005, the Company Reorganization shall not be effected, and the Seller shall instead transfer to the First Purchaser and Second Purchaser (in the same proportions as set out in Section 2.1(a)) the entire issued share capital in EHG free of all Liens (other than those restrictions on transfer of the shares in EHG under applicable Law which are set forth in Section 3.6 of the Disclosure Schedule) in consideration for the Purchase Price and references in this Agreement to the transfer of the Company Shares shall be construed as references to the transfer of the shares in EHG, save where the context requires otherwise.

(c)  Following the Company Reorganization, but not before Closing it is intended that the Company shall be restructured by way of a tax-neutral spaltung, causing the Company to be divided into a company primarily owning the Network and a company primarily acting as a service provider for certain customers of the Company. Such preparatory steps as shall be reasonably requested by the Purchaser (and which can reasonably be effected by the Target Companies) shall be effected by the Seller (at the Purchaser's expense) prior to Closing.

(d)  On or prior to the Closing Date, the Seller shall cause all Intercompany Indebtedness outstanding immediately prior to the Closing to be terminated, cancelled or contributed to the capital of the Company.

Section 5.9	Non-Solicitation

Prior to the Closing Date, none of the Seller, its Affiliates nor any Person acting on behalf of the Seller or such Affiliates shall: (a) solicit or encourage any inquiries or proposals for, or enter into any discussions with respect to, the acquisition of the Company Shares, or any Target Company, or, other than in the ordinary course of business, any properties and assets of any Target Company (an "Acquisition Transaction"); or (b) furnish or cause to be furnished any non-public information concerning the business of any Target Company to any Person (other than the Purchaser and its Representatives), other than in the ordinary course of business or pursuant to applicable Law and after prior written notice to the Purchaser.

Section 5.10	Resignations

On the Closing Date, the Seller shall cause to be delivered to the Purchaser duly signed resignations in a form reasonably acceptable to the Purchaser, effective immediately after the Closing, of all the directors and officers of each Target Company who are officers or employees of the Seller or any Affiliate of the Seller, but not employees of a Target Company and shall take such other action as is necessary to accomplish the foregoing.

Section 5.11	Support Services

The Purchaser acknowledges that the Seller shall have no obligation to provide any support or other services to any Target Company following the Closing Date with respect to the applicable Target Company.

Section 5.12	Further Covenants

(a)  Data room. It is acknowledged that it is important to the Purchaser to review the contents of all documents and materials which were made available to any potential buyer of the Company which was in substantially the same competitive position towards the Target Group as the Purchaser (the "Data Room Documents"). As access to the Data Room Documents was not granted to the Purchaser prior to the date of this Agreement (although copies of certain Data Room Documents were provided to the Purchaser), it is agreed that the Seller shall: (i) procure that the Purchaser is allowed full access (on notice given one Business Day in advance) to all Data Room Documents; and (ii) provide the Purchaser with a certificate signed by an officer of the Seller, certifying that the obligation set forth in (i) has been complied with.

(b)  Access. On and after the Closing Date, the Purchaser shall give to the Seller and its Representatives such access during normal business hours (and without material disruption of the business of the Purchaser or the Target Companies) as the Seller may reasonably request to the properties, books, records and employees of each Target Company relating to any period ending on or before the Closing Date, for purposes of (i) investigating, preparing the defense or prosecution of, prosecuting or defending any litigation proceeding, or investigation pending, threatened or anticipated by or against the Seller, except in an action between the parties hereto or their respective Affiliates; provided that (x) the normal conduct of the business shall not be disrupted thereby and (y) in the event of any litigation or threatened litigation between the parties, the foregoing shall in no event be, or be deemed to be, a waiver by a party of any right to assert the attorney client privilege or other applicable privilege and nothing in this clause shall have the effect of limiting any disclosure rights or obligations under Law or arbitration proceedings (assuming for this purpose that discovery was as permitted under New York Law) that would exist but for the provisions of this clause, or (ii) other proper purposes consistent with matters relating to a divested business, including, without limitation, for matters relating to Company Benefit Plans and the preparation and filing of any Tax return, statement, report or form and any audit, litigation or other proceeding with respect to Taxes including in connection with the sale of any Target Company's assets that is deemed to occur for U.S. federal income tax purposes as a result of the Transactions.

(c)  Assistance and Cooperation. On and after the Closing Date, the Seller and the Purchaser shall:

(i)  assist (and cause their respective Affiliates to assist) the other party in preparing any Tax Returns which such other party is responsible for preparing and filing and which are related to (A) the sale of the Company Shares pursuant to this Agreement, or (B) any taxable period of any Target Company or portion thereof, occurring on or before the Closing Date (the “Pre-Closing Period”);

(ii)  cooperate fully in responding to audits by any Governmental Entity of any Tax Returns of any Target Company for any Pre-Closing Period;

(iii)  provide timely notice to the other in writing of any pending or threatened Tax audits or assessments of any Target Company for any Pre-Closing Period; and

(iv)  furnish the other with copies of all correspondence received from any Governmental Entity in connection with any Tax audit or information request with respect to any Pre-Closing Period.

(d)  Further Assurances. Following the Closing, the Purchaser and the Seller shall, and shall cause each of their Affiliates to, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by any other party, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the Transactions.

(e)  D&O Policy. At the request of the Purchaser, the Seller shall use reasonable efforts to purchase for the individuals who are directors and officers of the Target Group immediately prior to the Closing Date, a "tail policy" to the directors' and officers' liability insurance maintained by or for the Seller, with limits of not less than US$10,000,000 with respect to claims arising from facts or events that occurred on or before the Closing Date. The Purchaser shall reimburse the Seller for the Seller's actual cost incurred to obtain this insurance, including the payment of deductibles, if any.

Section 5.13	Cash Extraction

(a)  It is agreed that between the date of this Agreement and the Closing Date:

(i)  the Company may apply cash towards the repayment of the Vendor Group Loan, provided always that the cumulative aggregate amount which may be so applied shall not exceed an amount (the "Maximum Cash Extraction Amount") equal to the product of (x) EUR 10 million, and (y) the number of months (for such purposes, any portion of a month shall be deemed a month) between the date hereof and the Closing Date; and

(ii)  should the Vendor Group Loan be fully repaid and satisfied prior to the Closing Date in accordance with the above, any cash retained by the Company may be distributed (by way of a dividend or otherwise) to the Seller, provided such distribution shall not:

(A)  exceed an amount equal to (1) the Maximum Cash Extraction Amount less (2) the aggregate sum applied towards settling the Vendor Group Loan in accordance with this Section 5.13;

(B)  result in the Working Capital of the Target Group at the Closing Date being less than the Target Working Capital; or

(C)  have any adverse Tax consequences for any Target Company, which are not fully compensated for by the Seller (and for the avoidance of doubt, the timely payment of withholding Tax by any Target Company in connection with any dividend or distribution shall not be considered to have an adverse Tax consequence for any Target Company provided that the withholding Tax concerned is deducted from the dividend or distribution made).

(b)  Any amounts to be applied pursuant to Section 5.13(a) may be distributed at or prior to the Closing Date.

(c)  The Seller confirms that payments in relation to the Vendor Group Loan during the period from July 1, 2005 through the date of this Agreement have not exceeded a cumulative aggregate amount of EUR 14,181,072.

ARTICLE 6
CONDITIONS PRECEDENT

Section 6.1	Conditions to Each Party’s Obligation to Close

The respective obligations of each party to effect the Closing of the Transactions shall be subject to the fulfillment (or waiver by all parties) at or prior to the Closing Date of the following conditions:

(a)  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or Governmental Entity which prohibits the consummation of the Transactions, and shall continue to be in effect.

(b)  Subject to the provisio at the end of Section 5.4(a), all License Consents shall have been granted and all such License Consents shall be in full force and effect.

(c)  Subject to the provisio at the end of Section 5.4(a), all Merger Authority Consents shall have been granted and all such Merger Authority Consents shall be in full force and effect.

Section 6.2	Conditions to Obligation of the Purchaser to Close

The obligation of the Purchaser to effect the Closing of the Transactions shall be subject to the fulfillment (or waiver by the Purchaser) at or prior to the Closing Date of the following conditions:

(a)  Subject to Section 6.4, (i) the representations and warranties of the Seller contained herein (other than the representations and warranties in Section 3.10(ii)) shall have been true and correct and not misleading when made and as of the Closing Date with the same effect as though made as of the Closing Date except (x) for changes specifically permitted by the terms of this Agreement (including the consummation of the Company Reorganization, which will result in EHG ceasing to exist), (y) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (z) where any such failure of the representations and warranties in the aggregate to be true and correct would not be likely in the reasonable opinion of the Purchaser to result in a liability of the Seller pursuant to a Warranty Claim (or would so result if Closing took place) in an amount (the "Claim Amount") exceeding EUR 130,000,000); and (ii) the representations and warranties of the Seller contained in Section 3.10(ii) shall have been true and correct when made and as of the Closing Date with the same effect as though made as of the Closing Date, except for changes specifically permitted by the terms of this Agreement (including the consummation of the Company Reorganization, which will result in EHG ceasing to exist) and save where such breach of Warranty would not be likely in the reasonable opinion of the Purchaser to result in liability of the Seller (or would do if Closing took place) in an amount exceeding EUR 130,000,000.

(b)  The Seller shall have performed in all material respects all obligations and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing Date.

(c)  The Seller shall, subject to Section 5.8, have effected the Company Reorganization.

(d)  The Intercompany Indebtedness shall have been terminated, cancelled or contributed to the capital of the Company, and instruments reasonably satisfactory to the Purchaser evidencing the foregoing shall have been delivered to the Purchaser. Any capital duty or other tax due as a result of such termination, cancellation or contribution will be paid by the Seller (and this Section 6.2(d) shall apply equally to any such payment).

(e)  No Target Company shall have any outstanding Indebtedness (other than Indebtedness owed to another Target Company).

(f)  The Seller shall have delivered to the Purchaser a certificate of an officer of the Seller, dated the Closing Date, certifying the satisfaction of the conditions set forth in Section 6.2(a) to Section 6.2(e) inclusive.

(g)  The Seller shall have delivered to the Purchaser (in the case of items (ii) and (vi) in a place outside Austria):

(i)  the Share Transfer Agreements in substantially the form attached hereto executed by the Seller;

(ii)  the Vendor Guarantee in substantially the form attached hereto executed by the Vendor Guarantor;

(iii)  a legal opinion from the Seller's Lawyers in a form satisfactory to the Purchaser acting reasonably confirming the capacity of the Vendor Guarantor to enter the Vendor Guarantee and the validity and enforceability of the Vendor Guarantee;

(iv)  evidence of the authority of each person executing this Agreement and each document referred to in this Agreement or otherwise required to be executed on the Seller's behalf in order to consummate the Transactions;

(v)  each register, minute book and other book required to be kept by each Target Company made up to the Closing Date; and

(vi)  a letter from ALLTEL substantially in the form of the document set forth in Attachment 2.

Section 6.3	Conditions to Obligation of the Seller to Close

The obligation of the Seller to effect the Closing of the Transactions shall be subject to the fulfillment (or waiver by the Seller) at or prior to the Closing Date of the following conditions:

(a)  The representations and warranties of the Purchaser contained herein shall have been true and correct and not misleading when made and as of the Closing Date with the same effect as though made as of the Closing Date except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Closing Date and (iii) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

(b)  The Purchaser shall have performed in all material respects all obligations and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing Date.

(c)  The Purchaser shall have delivered to the Seller a certificate of an officer or director of the Purchaser, dated the Closing Date, certifying as to the satisfaction of the conditions set forth in Section 6.3(a) and Section 6.3(b).

(d)  The Purchaser shall have paid to the Seller the Closing Date Payment by wire transfer of immediately available funds pursuant to the Seller's written instructions delivered at least 2 Business Days in advance.

(e)  The Current Tax Audit shall have been completed and the Tax Audit Authority shall have issued to the Company its audit report (Betriebsprüfungsbericht) with respect to the period to which the Current Tax Audit relates.

Section 6.4	Walk-away rights

In the event of the condition set forth in Section 6.2(a) not being satisfied prior to Closing:

(a)  if the Claim Amount exceeds EUR 130,000,000 but is less than EUR 195,000,001 and the Purchaser elects to waive the condition set forth in Section 6.2(a), the Purchaser may (after Closing) bring any action against the Seller for breach of the Warranties in question (in so far as such action would relate to the Claim Amount), provided that (i) the amount of such claim shall not exceed EUR 130,000,000 and (ii) any right to recover such Claim Amount in excess of EUR 130,000,000 shall be deemed to have been waived by the Purchaser; and

(b)  if the Claim Amount exceeds EUR 195,000,000 and the Purchaser elects to waive the condition set forth in Section 6.2(a), the Purchaser may not after Closing bring any action against the Seller for breach of the Warranties in question (in so far as such action would relate to such Claim Amount) and shall be deemed for the purposes of this Agreement to have waived the right to recover such Claim Amount.

(c)  For the avoidance of doubt, should the Purchaser become aware of any breach of Warranty prior to Closing, the Purchaser shall after Closing be entitled to bring any action against the Seller in relation to such breach or breaches, save as set forth in Section 6.4(a) and Section 6.4(b) above.

ARTICLE 7
TERMINATION

Section 7.1	Termination Events

By notice given prior to Closing, this Agreement may be terminated as follows:

(a)  by agreement of the Purchaser and the Seller;

(b)  by either the Purchaser or the Seller if (i) the Closing Date shall not have occurred on or before February 28, 2006 and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Transactions on or before such date;

(c)  by either the Purchaser or the Seller if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Transactions or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling or injunction shall have become final and non-appealable and the party seeking to terminate this Agreement pursuant to this clause shall have used all reasonable efforts to remove such injunction, order, decree or ruling;

(d)  by the Seller, if the Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) cannot be cured by February 28, 2006), provided that (if the breach or failure to perform is capable of remedy or cure by the Purchaser) the Seller shall have given the Purchaser written notice, delivered at least thirty (30) days prior to such termination, stating the Seller's intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination;

(e)  by the Purchaser, if the Seller shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by February 28, 2006), provided that (if the breach or failure to perform is capable of remedy or cure by the Seller) the Purchaser shall have given the Seller written notice, delivered at least thirty (30) days prior to such termination, stating the Purchaser’s intention to terminate the Agreement pursuant to this Section 7.1(e) and the basis for such termination; or

(f)  by the Seller, if the difference between the Pre-Adjustment Purchase Price and the Closing Date Payment (taking account all applicable adjustments) would exceed EUR 50,000,000, provided that:

(i)  if the difference between the Pre-Adjustment Purchase Price and the Closing Date Payment as determined before the Closing Date in accordance with Section 2.1(g) does not exceed EUR 50,000,000, but the sum of (A) any such difference and (B) any further reduction of the Purchase Price after the Closing Date pursuant to Section 2.1(d)(ii) and/or Section 2.1(e), does exceed EUR 50,000,000, the Seller shall have no right to terminate this Agreement and shall be required to accept any such further reduction of the Purchase Price; and

(ii)  if the calculation of the Closing Date Payment in accordance with Section 2.1(g) shows that the difference between the Pre-Adjustment Purchase Price and the Closing Date Payment would exceed EUR 50,000,000 and the Seller exercises its right to terminate this Agreement pursuant to this Section 7.1(f), the Purchaser shall have the right either to (at the Purchaser's option and subject to the provisions set out below as well as the proviso set out at the end of this Section 7.1(f)(ii)):

(x) (by giving notice ("Notice") to the Seller within five Business Days after receipt of the Seller's termination notice) dispute the calculation of the Closing Date Payment based on the numbers used as Actual ARPU and Actual Customer Number to make that calculation. If (A) the Purchaser gives such Notice, and (B) within five Business Days starting on the day after the giving of the Notice, the Seller and the Purchaser have not agreed on all such numbers in relation to the draft Statement referred to in Section 2.1(b), then either of them may refer the matters in dispute to a partner of at least 10 years' qualified experience at an independent firm of chartered accountants agreed by the parties in writing, or, failing agreement on the identity of such partner within ten Business Days starting on the day after the giving of the Notice, a partner in an independent firm of chartered accountants appointed on the application of either party by the President for the time being of the Austrian Kammer der Wirtschaftstreuh’nder (such partner either agreed to by the Seller and Purchaser or appointed by the Kammer der Wirtschaftstreuh’nder being the "Expert"). The Expert shall act on the following basis:

(I)  the Expert shall act as an expert and not as an arbitrator;

(II)  the Expert's terms of reference shall be to determine only the matters in dispute within ten Business Days of his appointment;

(III)  the parties shall each provide the Expert with all assets, documents, records and information relating to each Target Company which the Expert reasonably requires and the Expert shall base his determination on such information and on the accounting and other records of each Target Company;

(IV)  the decision of the Expert shall be, in the absence of fraud or manifest error, final and binding on the parties; and

(V)  the Seller and the Purchaser shall each pay one half of the Expert's costs or as the Expert may otherwise determine.

If within twenty-five Business Days after receipt of the termination notice (the "Time Limit"), the Seller and the Purchaser have not, acting in a cooperative manner and in good faith, agreed on all such numbers in dispute in relation to the draft Statement or the Expert shall not have so determined such dispute, the termination notice shall (subject to the Purchaser's right under option (y) below) be effective.

The draft Statement adjusted in accordance with the agreement, if any, between the Seller and the Purchaser pursuant to the above or (as the case may be) the decision (absent fraud or manifest error) of the Expert in accordance with the above shall be final and binding on the parties. If the difference between the Pre-Adjustment Purchase Price and the Closing Date Payment as finally determined in accordance with the above procedures does not exceed EUR 50,000,000, the termination of this Agreement by the Sellers shall be deemed invalid and the parties shall proceed to Closing and the Closing Date shall be the day falling five Business Days after the day on which the final determination of the Statement is notified to or agreed between the parties. In this case, the difference between the Pre-Adjustment Purchase Price and the Closing Date Payment shall be considered final and Section 2.1(e) shall not be applied; or

(y) (by giving notice ("Notice") to the Seller by the later of (A) five Business Days after receipt of the Seller's termination notice and (B) if option (x) above has been exercised and it has been finally determined that the difference between the Pre-Adjustment Purchase Price and the Closing Date Payment exceeds EUR 50,000,000, five Business Days after such determination and (C) if option (x) above has been exercised and the difference between the Pre-Adjustment Purchase Price and the Closing Date Payment has not been agreed or determined by the Time Limit, five Business Days after the expiry of such Time Limit) determine that the Closing Date Payment shall be the Pre-Adjustment Purchase Price less EUR 50,000,000, in which case the termination of this Agreement by the Sellers shall be deemed invalid and the parties shall proceed to Closing and the Closing Date shall be the day falling five Business Days after the Notice being given by the Purchaser. In this case, the difference between the Pre-Adjustment Purchase Price and the Closing Date Payment shall be considered final and Section 2.1(e) shall not be applied.

Provided that, in the event that the Current Tax Audit has been completed by the Tax Audit Authority prior to the Closing Date and the NOL Adjustment Amount is equal to or exceeds EUR 50,000,000, the Purchaser shall not have the option set forth in Section 7.1(f)(ii)(x).

Section 7.2	Effect of Termination

Each party’s right of termination under Section 7.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. Termination shall not relieve any party to this Agreement of liability for any breach of this Agreement. Upon termination all provisions of this Agreement will terminate, except as set forth in this Section 7.2, Article 1, Section 8.2 and Sections 8.7 to 8.16 inclusive.

ARTICLE 8
MISCELLANEOUS

Section 8.1	Limitations on Liability

(a)  The Purchaser hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 3, it has not relied on any representations or warranties by the Seller or any other Person, whether express or implied, and no claim shall be made against the Seller in respect of any representation or warranty made in connection with the Transactions unless such representation or warranty is expressly contained in Article 3. The Seller hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 4, it has not relied on any representations or warranties by the Purchaser or any other Person, whether express or implied, and no claim shall be made against the Purchaser in respect of any representation or warranty made in connection with the Transactions unless such representation or warranty is expressly contained in Article 4.

(b)  The Seller is not liable in respect of a Warranty Claim or claim in respect of a Covenant:

(i)  unless the amount that would otherwise be recoverable from the Seller (but for this Section 8.1(b)) in respect of that Warranty Claim or claim in respect of a Covenant (other than in relation to a Warranty set forth in Section 3.23) exceeds EUR 1,950,000; and

(ii)  (other than in relation to a Warranty set forth in Section 3.23), unless and until the amount that would otherwise by recoverable from the Seller (but for this Section 8.1(b)) in respect of that Warranty Claim or claim in respect of a Covenant, when aggregated with any other amount or amounts recoverable in respect of other Warranty Claims or claims in respect of other Covenants, exceeds EUR 26,000,000 and in the event that the aggregate amounts exceed EUR 26,000,000 the Seller shall be liable in respect of the total recoverable amounts (subject to Section 8.1(c)) and not the excess only.

(c)  The Seller's total liability in respect of all Warranty Claims and claims in respect of covenants or agreements is limited to EUR 650,000,000 in the aggregate but the amount of a Warranty Claim related to Section 3.23 is not to be counted for this purpose.

(d)  The Seller is not liable for a Warranty Claim or a claim in respect of a covenant or agreement in respect of:

(i)  a Warranty contained in Section 3.23 unless the Purchaser has notified the Seller of such Warranty Claim stating in reasonable detail the nature of the Warranty Claim and, if practicable, the amount claimed not later than three months after the expiry of the period specified by statute during which an assessment of that liability to Tax may be issued by the relevant Tax Authority, provided, however, that if a notice of a Warranty Claim is timely delivered but (where such claim is an actual rather than contingent claim) proceedings are not instituted by the Purchaser within 12 months of delivery of such notice, the Seller shall cease to be liable for such claim; and

(ii)  any other Warranty Claim or claim in respect of a covenant or agreement unless the Purchaser has notified the Seller of such Warranty Claim or claim in respect of a covenant or agreement stating in reasonable detail the nature of the Warranty Claim or claim in respect of a covenant or agreement and, if practicable, the amount claimed on or before 24 months from the Closing Date, provided, however, that if a notice of a Warranty Claim or claim in respect of a covenant or agreement is timely delivered but (where such claim is an actual rather than contingent claim) proceedings are not instituted by the Purchaser within 12 months of delivery of such notice, the Seller shall cease to be liable for such claim.

(e)  The Purchaser is not liable for a claim relating to Article 4 unless the Seller has notified the Purchaser of the claim stating in reasonable detail the nature of the claim and, if practicable, the amount claimed on or before 24 months from the Closing Date, provided, however, that if a notice of a warranty claim is timely delivered but (where such claim is an actual rather than contingent claim) proceedings are not instituted by the Seller within 12 months of delivery of such notice, the Purchaser shall cease to be liable for such claim.

(f)  Nothing in this Agreement shall in any way restrict or limit the general obligations of the Purchaser or the Seller, and the Target Companies, and their respective Affiliates to mitigate any loss or damage which they may suffer in consequence of any matter giving rise to a claim (or capable of doing so) against another party hereunder.

(g)  If any payment is made to the Purchaser or any Target Company or any of their respective Affiliates in respect of a Warranty Claim or claim in respect of a covenant or agreement by the Seller, Vendor Guarantor or any of their Affiliates, and any Target Company or the Purchaser or their respective Affiliates then has or thereafter acquires the right to recover from any third party (including any insurer) any amount in respect of the matter giving rise to such claim, the Purchaser, each Target Company and their respective Affiliates shall so notify the Seller promptly, and shall, if requested by the Seller, take all appropriate steps to enforce such right, and the Purchaser, each Target Company and their respective Affiliates shall pay to the Seller upon receipt of any such recovery the lesser of (i) any amount so recovered by the Purchaser, each Target Company and their respective Affiliates in respect of the matter giving rise to such claim, including any interest thereon, and (ii) the amount paid by the Seller in respect of such claim.

(h)  If an Indemnified Party shall receive notice of any action, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a claim for Loss under this Agreement, within 10 Business Days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim, provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Agreement except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within ten Business Days of the receipt of notice from the Indemnified Party of such Third Party Claim (from which time, subject to the remainder of this Section 8.1(h), the Indemnifying Party shall no longer be obliged to indemnify the Indemnified Party for its counsel's fees in respect of such matter and incurred after that date); provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required, at the reasonable expense of the Indemnifying Party. In the event that the Indemnifying Party exercises the right to undertake any such defence against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defence and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party, provided always that the Indemnifying Party shall use every effort to keep confidential any Confidential Information it receives relating to the Indemnified Party and its Affiliates. Similarly, in the event the Indemnified Party is conducting the defence against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defence and make available to the Indemnified Party all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party, provided always that the Indemnified Party shall use every effort to keep confidential any Confidential Information it receives relating to the Indemnifing Party and its Affiliates.

(i)  Sections 8.1(b) and (c) do not apply in respect of a Warranty Claim involving or relating to breach of a Warranty contained in Sections 3.1, 3.2, 3.3, 3.6 or 3.7 or a claim involving or relating to breach of Article 2 of the Agreement.

(j)  Nothing in this Section 8.1 shall have the effect of limiting or restricting any liability of a party in respect of a claim relating to Article 3 and Article 4 arising as a result of any fraud, wilful misconduct or wilful concealment.

Section 8.2	Confidential Information

(a)  The Seller undertakes to the Purchaser, for itself and as agent and trustee for each Target Company, that before and after Closing the Seller shall:

(i)  not use or disclose to any person Confidential Information it has or acquires;

(ii)  make every reasonable effort to prevent the use or disclosure of Confidential Information; and

(iii)  ensure that each Seller's Affiliate complies with this Section 8.2.

(b)  Section 8.2(a) does not apply to disclosure of Confidential Information:

(i)  to a director, officer or employee of the Purchaser or of a Target Company whose function requires him to have the Confidential Information;

(ii)  required to be disclosed by law, by a rule of a listing authority by which the Seller's or its Affiliate's shares are listed, a stock exchange on which the Seller's or its Affiliate's shares are listed or traded or by a governmental authority or other authority with relevant powers to which the Seller or its Affiliate is subject or submits, whether or not the requirement has the force of law provided that the disclosure shall so far as is practicable be made after consultation with the Purchaser and after taking into account the Purchaser's reasonable requirements as to its timing, content and manner of making or dispatch;

(iii)  to an adviser for the purpose of advising the Seller in connection with the Transactions provided that such disclosure is essential for these purposes and is on the basis that Section 8.2(a) applies to the disclosure by the adviser; or

(iv)  in connection with the prosecution or defence of any Warranty Claim or claim in respect of a covenant or agreement.

(c)  The Seller shall procure the assignment to the Purchaser of the benefit of the confidentiality provisions of all confidentiality agreements and undertakings given by any other potential buyer of the Company but only to the extent that:

(i)  such assignment is not prevented by the terms of such agreements and undertakings;

(ii)  such confidentiality provisions relate to the business of the Target Group,

it being understood and agreed that (save where this would conflict with the interests of the Purchaser) notwithstanding such assignment the Seller shall retain co-existing rights to enforce such confidentiality agreement.

The Seller will send a letter in a form agreed with the Purchaser to the other parties to such agreements and undertakings authorising the Purchaser to recover all information (as defined in such agreements or undertakings) or requesting certification of its destruction to the Purchaser in each case in accordance with the terms of such agreements and undertakings.

Section 8.3	Indemnities

(a)  Subject to Section 8.3(f), the Seller shall pay to the Purchaser on demand an amount equal to each Loss which results (directly or indirectly) out of any Target Company's liability or disadvantage for Taxes (other than Income Taxes due by the Company and other than the subject matter of Section 8.3(b)(i)(D)) which arises:

(i)  in consequence of an Event, other than the Company Reorganization, occurring on or before Closing; or

(ii)  in respect of a period ending on or before Closing, except in connection with the Company Reorganization, and except to the extent that provision for such Taxes is included in the Completion Accounts, in each case whether or not the relevant Tax is chargeable against or attributable to another person and whether or not any amount in respect thereof is recoverable from any other person.

(b)  (i) Without prejudice to Section 2.1(d)(ii), the Seller shall not be required to indemnify the Purchaser and shall have no other obligation arising from this Agreement with respect to any Income Taxes or any disallowance of tax loss carryforwards (Verlustvortrag) available to the Target Group with respect to any period, provided the Seller shall indemnify the Purchaser: (1) with respect to clauses (A), (B) and (C) below, for any Loss suffered by the Company for Income Taxes for the period commencing on January 1, 2003 and ending on the Closing Date, and (2) with respect to clause (D) below, for any Loss suffered by EKOM arising out of the transactions described in item 4 of Section 3.23 of the Disclosure Schedule, as follows:

(A)  if the audit report (Betriebsprüfungsbericht) of the Tax Audit Authority with respect to the year 2003 shows that the Company has made a taxable income instead of having incurred a tax loss (regardless of whether such taxable income results in a cash payment obligation for the Company or the corporate income tax due with respect thereto is settled by way of a reduction in tax loss carryforwards (Verlustvortrag) built up by the Company, which would otherwise have been available to the Company), then the Seller shall indemnify the Purchaser in the amount of the Loss suffered by the Company as calculated pursuant to Section 8.3(b)(ii); and/or

(B)  if the audit report (Betriebsprüfungsbericht) of the Tax Audit Authority with respect to the year 2004 shows that the Company has made a taxable income in excess of EUR 10,157,000 (regardless of whether such excess taxable income results in a cash payment obligation for the Company or the corporate income tax due with respect thereto is settled by way of a reduction in tax loss carryforwards (Verlustvortrag) which would otherwise have been available to the Company, except to the extent that any of the Company's tax loss carryforwards (Verlustvortrag) from the year 2003 remain available), then the Seller shall indemnify the Purchaser in the amount of the Loss suffered by the Company as calculated pursuant to Section 8.3(b)(ii); and/or

(C)  if the audit report (Betriebsprüfungsbericht) of the Tax Audit Authority with respect to the period commencing on January 1, 2005 and ending on the Closing Date shows that the Company has made a taxable income in excess of the amount of taxable income shown on the Completion Accounts (regardless of whether such taxable income results in a cash payment obligation for the Company or is settled by way of a reduction in tax loss carryforwards (Verlustvortrag) which would otherwise have been available to the Company), then the Seller shall indemnify the Purchaser in the amount of the Loss suffered by the Company as calculated pursuant to Section 8.3(b)(ii); and/or

(D)  if it has been determined based on an audit report (Betriebsprüfungsbericht) of the Tax Audit Authority that EKOM has recognized taxable income in a period prior to the Closing Date by virtue of having waived receivables which is treated as a taxable event as a result of the transactions described in item 4 of Section 3.23 of the Disclosure Schedule, the Seller shall indemnify the Purchaser in the amount of the Loss suffered by EKOM as calculated pursuant to Section 8.3(b)(ii), provided the Seller's total liability in respect of this Section 8.3(b)(i)(D) shall not exceed EUR 9,095,000.

(ii) Where the Seller is required to indemnify the Purchaser or the Company in accordance with Section 8.3(b)(i) with respect to a reduction in tax loss carryforwards which would otherwise have been available to the Company, the Loss suffered by the Purchaser shall be considered equal to the value to the Company of such reduction in tax loss carryforwards.

(c)  The Seller shall pay to the Purchaser on demand an amount equal to each Loss incurred by the Target Companies or the Purchaser (without double counting) which arises (directly or indirectly) out of the steps to be taken pursuant to Section 6.2(d) and Section 6.2(e) of this Agreement (or any failure to take such steps), including, without limitation, each Loss reasonably incurred as a result of defending or settling a claim alleging such a liability.

(d)  Subject to Section 8.3(b)(i), Section 8.3(f) and the limitations set forth in Section 8.1, the Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller for and against any and all liabilities, losses, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and experts’ fees and expenses) actually suffered or incurred by them (including any action brought or otherwise initiated by any of them) (hereinafter, a “Loss”), arising out of or resulting from:

(i)  the breach of any Warranty made by the Seller contained in this Agreement; or

(ii)  the breach of any covenant or agreement by the Seller contained in this Agreement,

provided that nothing in this Section 8.3(d) shall be construed to impose any liability for a Loss with respect to Taxes or any disallowance of tax loss carryforwards (Verlustvortrag).

It is understood and agreed that an element of the Loss arising out of or resulting from a specific breach of a Warranty or covenant or agreement by the Seller (the "Relevant Breach") can be:

(x) where the Warranty or covenant or agreement the Seller is in breach of relates to assets of any Target Company, the amount whereby the actual value of those assets falls short of the value those assets would have had, if it was not for the Relevant Breach; or

(y) where the Warranty or covenant or agreement the Seller is in breach of relates to liabilities of any Target Company, the amount whereby the actual amount of those liabilities exceeds what would have been the amount of those liabilities, if it was not for the Relevant Breach.

It is further understood and agreed that no Loss (or any portion of a Loss) which is taken into account in any Purchase Price adjustment pursuant to Section 2.1 shall be subject to a Warranty Claim or a claim in respect of a covenant or agreement (to the extent it has been taken into account).

(e)  Subject to the limitations set forth in Section 8.1, the Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser jointly and severally for and against any and all Losses, arising out of or resulting from:

(i)  the breach of any representation or warranty made by the Purchaser contained in this Agreement; or

(ii)  the breach of any covenant or agreement by the Purchaser contained in this Agreement.

(f)  Notwithstanding anything in this Agreement to the contrary, the Seller shall have no liability to the Purchaser under this Article 8, or any other provision hereof or otherwise, in respect of: (i) Taxes that are attributable to the Company Reorganization, (ii) Taxes to the extent that they are attributable to actions taken or failures to act by the Purchaser or its Affiliates prior to, on or after the Closing Date, (iii) Income Taxes due on the income for the period commencing on January 1, 2005 shown in the Completion Accounts, and (iv) any NOL Adjustment Amount other than pursuant to Section 2.1.

(g)  For the avoidance of doubt, Sections 8.3(a) and (b) shall apply to any result arising from a Tax audit of the Company in relation to periods which ended on or before the Closing Date.

Section 8.4	Tax Matters

(a)  The Purchaser and the Seller agree that:

(i)  The Seller shall prepare and timely file or shall cause to be prepared and timely filed all Tax returns in respect of the Target Companies that are required to be filed (taking into account extensions) on or before the Closing Date. The Purchaser shall prepare and timely file or shall cause to be prepared and timely filed all other Tax returns required of the Target Companies. Any such Tax returns that include periods beginning before the Closing Date shall be on a basis consistent with the last previous such Tax return filed in respect of the Target Companies. With respect to any Tax return required to be filed by the Purchaser for a taxable period beginning before the Closing Date, the Purchaser shall deliver, at least 45 days prior to the due date for the filing of such Tax return (taking into account extensions) to the Seller a copy of such Tax return. The Seller shall have the right to review such Tax return prior to the filing of such Tax Return and to make comments thereon to the Purchaser.

(ii)  All comments given by the Seller to the Purchaser shall be accepted by the Purchaser and incorporated in the Tax returns referred to in Section 8.3(a)(i) prior to filing with the Tax Authorities, provided that, if the Purchaser does not accept the Seller's comments on such Tax returns, the Seller shall not be responsible to make any payments to the Purchaser pursuant to Article 8 or any other provision hereof or otherwise to the extent such Tax return as filed by the Purchaser, as compared to the Tax return incorporating all of the Seller’s comments, reflects additional taxable income or a reduction in tax loss carry forwards (Verlustvortrag) built up by the Target Companies which would otherwise have been available to the Target Company. Neither the Purchaser nor any of its respective Affiliates shall file any amended Tax returns for or in respect of the Target Companies for periods beginning before the Closing without the prior written consent of the Seller, except in the case of a period commencing on or after January 1, 2003 where the Purchaser provides the Seller with protection against any adverse consequences by reason of such amended return on terms reasonably satisfactory to the Seller.

(b)  The Purchaser and the Seller agree that:

(i)  subject to Section 8.1(h) and to the following provisions of this Section 8.4, the Purchaser shall control the conduct of the tax affairs of the Target Group after the Closing Date; and

(ii)  subject to Section 8.1(h), the Seller shall control the conduct of the tax affairs of the Target Group in relation to the current audit period (including the Current Tax Audit) and subsequent audit periods prior to the Closing Date.

(c)  For all periods for which the Seller controls conduct of the tax affairs of the Target Group the Seller shall procure the following to the Purchaser in relation to the tax affairs of the Target Group:

(i)  there are submitted to the Purchaser copies of all correspondence and other documents to be submitted to the relevant Tax Authority in relation to returns for such periods in sufficient time before submission to the relevant Tax Authority to enable the Purchaser to comment on such correspondence or documents;

(ii)  the Seller shall deliver its comments on the prepared Tax returns to the Purchaser so as to afford the Purchaser a reasonable opportunity for review prior to submission to the Tax Authorities;

(iii)  the returns are filed with the relevant Tax Authority on a timely basis; and

(iv)  the Purchaser is kept fully informed about the status of any negotiations relating to the tax affairs of the Target Group for such period.

The Purchaser shall have the right to be present at meetings with the Tax Authorities regarding tax audits for the Target Group concerning the periods beginning before the Closing and to comment privately to the Seller (but not make any comments in front of the Tax Authorities) concerning any final agreement with the Tax Authorities. With respect to any tax audit for any period commencing on or after January 1, 2003, where, in the opinion of the party not in control of the relevant audit (the “Passive Party”), failure to accept such comments would result in an adverse effect on the Passive Party or its Affiliates (or, if the Purchaser is the Passive Party, the Target Group), all comments given to the party controlling such audit (the "Controlling Party") by the Passive Party shall be accepted by the Controlling Party and put forward to the Tax Authorities, and the Controlling Party shall use reasonable efforts to procure the agreement of the Tax Authorities to such comments, provided that, where the Seller is the Controlling Party, the acceptance of such comments shall not increase any liability the Seller would have had to the Purchaser but for the acceptance of such comments.

(d)  For all tax audits of the periods beginning before the Closing for which the Purchaser has the conduct, the Seller shall use reasonable efforts to cooperate with and give such information to the Purchaser as the Purchaser may reasonably require in relation thereto.

Section 8.5	Reduction in Purchase Price

Any payment by the Seller to the Purchaser pursuant to a Warranty Claim or a claim in respect of a covenant or agreement or an indemnity given under this Agreement shall be treated as a reduction in the Purchase Price.

Section 8.6	Entire Agreement

This Agreement, the Confidentiality Agreement and the Share Transfer Agreements merge all previous negotiations and agreements between the parties hereto, either oral or written, and constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and thereof.

Section 8.7	Amendments; Waivers

No amendment, modification, or waiver of any provision of this Agreement shall be valid except by an agreement in writing executed by the parties hereto. Except as otherwise expressly set forth herein, no failure or delay by any party hereto in exercising any right, power or privilege hereunder (and no course of dealing between or among any of the parties) shall operate as a waiver of any such right, power or privilege. No waiver of any default on any one occasion shall constitute a waiver of any subsequent or other default. No single or partial exercise of any such right, power or privilege shall preclude the further or full exercise thereof.

Section 8.8	Severability

If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by Law, but only as long as the continued validity, legality and enforceability of such provision or application does not materially (a) alter the terms of this Agreement, (b) diminish the benefits of this Agreement or (c) increase the burdens of this Agreement, for any Person.

Section 8.9	Assignment

The rights and obligations of the parties hereunder shall be binding upon and inure to the benefit of the parties’ successors and permitted assigns. No party may, without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement, provided that the benefit of any rights hereunder may be assigned or transferred in whole or in part by the Purchaser for the purpose of providing security to a financial institution (or an agent or trustee therefor) providing financing or other facilities to the Purchaser or any Affiliate of Purchaser in connection with the Transactions. For the avoidance of doubt, such permitted assignment or transfer will not increase any party's liability, reduce any party's rights or otherwise prejudice any party).

Section 8.10	Third Parties

Nothing herein (save as expressly set forth herein) is intended to or shall confer on any Person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.11	Notices

All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by fax, same day or overnight courier or electronic mail (provided that communications sent by electronic mail are concurrently sent by fax or same day or overnight courier) in accordance with this Section 8.11 to the following addresses:

If to the Purchaser:

        T-Mobile Global Holding Nr. 3 GmbH
Landgrabenweg 151
53227 Bonn
Germany
Attention: Detlef Markowski
        Fax: +49 228 936 369 87
        Email: Detlef.Markowski@t-mobile.net

with a required copy (which shall not constitute notice) to:

       Clifford Chance LLP
       10 Upper Bank Street
       London E14 5JJ
       United Kingdom
                       Attention: Joachim Fleury
                       Fax: +44 20 7006 5555
                       Email: joachim.fleury@cliffordchance.com

If to the Seller:

    Western Wireless International Austria Corporation
    3650 131st Avenue, S.E.
    Suite 400
    Bellevue, Washington 98006
    United States of America
    Attention: Bradley J. Horwitz
    Fax: +1 (425) 586-8700
                Email: brad.horwitz@wwireless.com

with a required copy (which shall not constitute notice) to:

    ALLTEL Corporation
    One Allied Drive
    Little Rock, AR 72202
    Attention: Francis X Frantz
    Fax: +1 (501) 905-0962
    Email: francis.x.frantz@alltel.com

and

    Friedman Kaplan Seiler & Adelman LLP
    1633 Broadway, 46th Floor
    New York, New York 10019
    United States of America
                    Attention: Barry A. Adelman
                Fax: +1 (212) 833-1250
                    Email: badelman@fklaw.com

The burden of proving notice when notice is transmitted by fax or electronic mail shall be the responsibility of the party providing such notice.

Section 8.12	Expenses

Save as otherwise provided in this Agreement, each party shall bear its own costs, including the fees and expenses of any attorney retained by it, incurred in connection with the preparation of this Agreement and the consummation of the Transactions.

Section 8.13	Dispute Resolution

(a)  In the event of any dispute, controversy or claim arising out of or in connection with this Agreement (including any Schedule or Exhibit hereto) or the breach, termination or validity of this Agreement, the parties shall use all reasonable efforts to resolve the matter on an amicable basis. If one party serves formal written notice on the other party or parties that a material dispute, controversy or claim of such a description has arisen and the parties are unable to resolve the dispute within a period of thirty (30) days from the service of such notice, then the dispute, controversy or claim shall be referred to the respective senior executives of the Seller and the Purchaser. No recourse to arbitration by one party against the other party or parties under this Agreement shall take place unless and until such procedure has been followed.

(b)  If the senior executives of the Purchaser and the Seller shall have been unable to resolve any dispute, controversy or claim referred to them under Section 8.13(a) within a period of ten (10) days from referral to the senior executives, that dispute, controversy or claim shall be referred to and finally settled by arbitration under and in accordance with the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with those rules. The place of arbitration shall be Zurich, Switzerland. The arbitration proceedings shall be conducted, and the award shall be rendered, in the English language.

(c)  The parties hereby waive any rights of application and appeal to any court or tribunal of competent jurisdiction (including without limitation the courts of Germany, Austria, Switzerland and the United States) to the fullest extent permitted by law in connection with any question of law arising in the course of the arbitration or with respect to any award made except for actions relating to enforcement of the arbitration agreement or an arbitral award and except for actions seeking interim or other provisional relief in aid of arbitration in any court of competent jurisdiction.

(d)  Without prejudice to Section 8.13(b) above, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.14	Governing Law

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without application of principles of conflicts of law.

Section 8.15	Interpretation

(a)  As both parties have participated in the drafting of this Agreement, any ambiguity shall not be construed against either party as the drafter. Unless the context of this Agreement clearly requires otherwise, (a) “or” has the inclusive meaning frequently identified with the phrase “and/or,” (b) “including” has the inclusive meaning frequently identified with the phrase “including, but not limited to,” (c) references to “hereof,”“hereunder” or “herein” or words of similar import relate to this Agreement, (d) when a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated, and (e) the terms defined hereunder shall have the meanings therein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. All terms and words used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number and any other gender as the context of this Agreement requires.

(b)  Where any statement in Article 3 of this Agreement is qualified by the expressions "to the Seller's knowledge" or "so far as the Seller is aware" or any similar expression, that statement shall be deemed to be made by the Seller having made reasonable enquiries in respect of that statement of Michael Krammer (the chief operating officer), Christian Fuchs (the chief financial officer) and Johannes Gungl (the general counsel) of the Company.

(c)  Notwithstanding anything to the contrary contained in this Agreement, no representation, warranty, covenant or agreement shall be violated, breached, or fail to be true, accurate or not misleading, nor shall any condition be deemed not fulfilled or satisfied by reason of any facts, events, changes, effects or developments (i) (A) generally affecting the wireless voice and data or wireline industries in Austria or the European Union, including regulatory and political developments, and including the state act on taxes for not sharing wireless towers enacted by the government of Lower Austria (Niederosterreich) and any similar enactment by any Governmental Entity, (B) generally affecting the economy or financial markets in Austria or the European Union, or (C) in national or international political or social conditions including the occurrence of any military or terrorist attack upon or within Austria or the European Union, or (ii) resulting from the public announcement of this Agreement or the Transactions, and for the avoidance of doubt no tax or liability resulting from any of the above shall be taken into account in determining Working Capital.

Section 8.16	Release

(a)  As of the Closing Date, the Purchaser shall, and shall cause the Target Group to, voluntarily and unconditionally release and forever discharge the Seller (and each of its directors, officers and employees) from any and all actions, causes of action, suits, debts, claims and demands of the Target Group or the Purchaser related to the Target Group or their or their businesses or their predecessors or such predecessor's businesses (except for rights or obligations arising under this Agreement and the documents referred to herein to be entered into in connection with the Transactions) that arise out of acts, events, conditions or omissions occurring or existing from the time each Target Company (or any predecessor of a Target Company) was formed or otherwise organized to and including, with respect to each Target Company, the Closing Date.

(b)  As of the Closing Date, the Seller shall voluntarily and unconditionally release and forever discharge the Purchaser and each Target Company (and each of their directors, officers and employees) from any and all actions, causes of action, suits, debts, claims and demands of the Seller related to each Target Company or their businesses or their predecessors or such predecessor's businesses (except for rights or obligations arising under this Agreement and the documents referred to herein to be entered into in connection with the Transactions) that arise out of acts, events, conditions or omissions occurring or existing from the time each Target Company (or any predecessor of a Target Company) was formed or otherwise organized to and including, with respect to each Target Company, the Closing Date.

Section 8.17	Counterparts

This Agreement may be executed in one or more counterparts, each of which when so executed shall be an original, but all of which together shall constitute one agreement. Facsimile signatures shall be deemed original signatures.

IN WITNESS WHEREOF, the Seller and the First Purchaser have executed this Agreement as of the date written below and at the time indicated below.

T-MOBILE GLOBAL HOLDING NR.3 GMBH

By /s/ Mathias Reif
Name: Mathias Reif
Title: Vice President
Time of execution: 6:15 am
Date of execution: August 10, 2005

WESTERN WIRELESS INTERNATIONAL AUSTRIA CORPORATION

By /s/ Roger Blott
Name: Roger Blott
Title: Vice President
Time of execution: 6:15 am
Date of execution: August 10, 2005

IN WITNESS WHEREOF, the Seller and the Second Purchaser have executed this Agreement as of the date written below, and at the time indicated below (being not less than one hour after the execution of this Agreement by the Seller and the First Purchaser).

T-MOBILE AUSTRIA GMBH

By /s/ Klaus Steinmaurer
Name: Klaus Steinmaurer
Title: Executive Vice President
Time of execution: 7:20 am
Date of execution: August 10, 2005

WESTERN WIRELESS INTERNATIONAL AUSTRIA CORPORATION

By /s/ Roger Blott
Name: Roger Blott
Title: Vice President
Time of execution: 7:19 am
Date of execution: August 10, 2005